     As filed with the Securities and Exchange Commission on October 4, 2006




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   -----------


                                 AMENDMENT NO. 1
                                       ON
                                  FORM 10-SB/A


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                   -----------

                                   PENGE CORP
                 (Name of Small Business Issuer in its Charter)

           DELAWARE                                              71-0895709
  (State or Jurisdiction of                                   (I.R.S. Employer
Incorporation or Organization)                               Identification No.)

                             1501 NORTH FAIRGROUNDS
                              MIDLAND, TEXAS 79705
              (Address and zip code of principal executive offices)

                                 (432) 683-8800
                           (Issuer's telephone number)
                                   -----------

SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:

SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT:
         Common Stock, par value $0.001

                                     PART I.

ITEM 1. DESCRIPTION OF BUSINESS

FORWARD-LOOKING STATEMENTS

         This Form 10-SB contains statements that constitute forward-looking statements. Such statements can be identified by the use of the forward-looking words "anticipate," "estimate," "project," "likely," "believe," "intend" or "expect" or similar words. When considering such forward-looking statements, you should keep in mind the risk factors noted under the heading "Risk Factors" in
Item 2. "Management's Discussion and Analysis or Plan of Operation" and other cautionary statements throughout this Form 10-SB. You should also keep in mind that all forward-looking statements are based on management's existing beliefs about present and future events outside of management's control and on assumptions that may prove to be incorrect.

OVERVIEW

         Penge Corp is a Delaware corporation incorporated in 1987 with its principal offices at 1501 North Fairgrounds, Midland, Texas 79705. Our telephone number is (432) 683-8800. We are in the wholesale and retail nursery business. Our stock is traded on the OTC Pink Sheets under the symbol "PNGC."

         Our operations are directly or indirectly run through a subsidiary, Penge Corp, a Nevada corporation ("Penge Nevada"), which was organized in 2002 to engage in the nursery business. On June 30, 2005, Penge Nevada merged with a subsidiary of Profile Diagnostic Sciences, Inc., a Delaware corporation with no current operations. Following the merger, the officers and directors of Penge Nevada became the officers and directors of Profile Diagnostic Sciences, Inc. and the business of Penge Nevada and its affiliates became the business of Profile Diagnostic Sciences, Inc. Following the merger, we changed the name of Profile Diagnostic Sciences, Inc. to "Penge Corp." Unless otherwise specified, references to "Penge," "we," "us" or the "company" for periods prior to June 30, 2005 relate to Penge Nevada and its affiliates. For periods from and after June 30, 2005, those descriptions relate to Penge Corp (f/k/a Profile Diagnostic Sciences, Inc.) and its affiliates, including Penge Nevada.

         Since commencing business in August 2002, we have acquired the land and certain other assets from three tree, shrub and plant farms, one of which is in Arizona and two of which are in Texas. As we have acquired the farming properties, we have taken steps to improve operations and to expand the number of trees, shrubs and plants growing on, and harvested from, each such property.

         In October 2005, we purchased a vacant 13,000 square foot building on
3.8 acres in Midland, Texas for the site of our first retail nursery. We completed a $951,000 dollar conversion of the property including a complete remodel of the building and the addition of 32,000 square feet of greenhouse and 40,000 feet of tree display area. Retail operations at the site commenced on April 15, 2006, and in the first 10 weeks of operations we generated $617,000 in retail business. We also did over $400,000 in business with our existing Midland wholesale customers. Going forward both the wholesale and retail business in Midland will be done at the retail center.

         In 2005, we also purchased 7 acres of commercial property in San Angelo, Texas that shares an intersection with Wal-Mart, Lowe's and Sam's Club. We purchased the ground for $4.50 per foot. One-acre lots across the street from Sam's Club have recently sold for $13.66 and $12.30 per square foot. We believe that our property is currently worth more than we paid for it. We plan to sell
3.5 acres of this property and develop the remaining 3.5 acres into a full service retail nursery in early 2007. We have not entered into any agreements with respect to the sale of this site.

         Going forward, our focus will be to create and to expand a vertically integrated wholesale and retail nursery business. We expect that tree, shrub and plant farms will be able to provide a substantial portion of the inventories for our recently opened and planned retail nurseries in the coming years. By owning the tree, shrub and plant farms that provide much of the inventory for the retail nurseries, we believe that we will be able to compete with, and even undercut, the "big box stores" that have become the dominant force in the retail nursery business. These big box stores have been driving many retail nurseries out of business by buying nursery materials in large quantities at big discounts from wholesale nursery growers in the United States. This allows them to sell at a discount using smaller margins and to undercut the small nurseries by 30% to 50%. We believe that our vertically integrated wholesale/retail nursery business model will allow us to compete with the big box stores on price, while providing better selection and service.

         For our wholesale business, our goal is to expand the number of trees and shrubs planted on our farms in the next few years while holding down increases in our administrative and other general operating expenses. As we spread our production costs over a larger inventory, we also hope to experience a decline in our per-unit production and sales costs. We do not plan to expand our wholesale sales. Instead, we plan to provide most of what we grow to our retail centers.

OUR INDUSTRY AND WHOLESALE/RETAIL BUSINESS MODEL

         The retail nursery business has been under attack for many years from Home Depot, Lowe's and Wal-Mart. These big box stores buy nursery materials in large quantities at big discounts from wholesale nursery growers. This allows them to sell at a discount, using smaller margins, and to undercut the small nurseries by 30%-50%. Small nurseries generally cannot compete on price and so they try to compete by offering better service, better selection, and convenience. Although this approach has worked for some small nurseries, it has not worked for most of them, and a large number of small nurseries have gone out of business in the last 10 years primarily because they are unable to compete on price with the big box stores.

         In the last 5 years, a new model has emerged in the nursery industry that we believe is able to compete effectively with the big box stores. This model requires a retail nursery to grow a substantial percentage its own plant material (trees, shrubs, and flowers) instead of buying them from a wholesale grower. It is capital intensive for a retail nursery to grow its own products and it takes from 3-5 years to get up to speed. But, once the model is in place, it can allow the retail nursery to offer products at prices that are lower than or equal to those of the big box stores, while continuing to offer a level of selection and service that the big box stores can not offer.

         Over the last 4 years, we have purchased wholesale operations growing trees, shrubs, and flowers and plan to continue to open retail operations in addition to our Midland, Texas retail nursery. We believe that this new hybrid retail/wholesale nursery business model will enable us to increase sales and create and sustain a profitable operation. We also believe that the competition in Texas and surrounding areas has not switched over to the new model, which should give us at least a 3 - 5 year head start on rolling out the model in this region.

Our Wholesale Business
----------------------

         We currently own three wholesale nursery operations in Texas and Arizona. At the end of 2002, we purchased a 272-acre tree farm near Tucson, Arizona known as "Major Trees" and now referred to as our Major Trees Tucson Farm. In May of 2004, we acquired a 17-acre of farming property and certain related assets near Houston Texas on which we have established a wholesale operation and which we refer to as our Major Trees Houston Farm. In 2005, we purchased the S&S Plant Farm in Midland, Texas which specializes in plants and flowers. This last farm is a 50-acre property with 8 acres under greenhouse and shade house, and a full complement of equipment and machinery for propagating trees, shrubs, plants and flowers from seeds and plugs.

         We now have over 300,000 trees and shrubs planted on the three wholesale farms, and enough infrastructure and equipment to grow trees, shrubs, and flowers for multiple locations in west Texas.

         Our wholesale operations are able to provide products to our retail nurseries, which we believe will allow us to offer competitive pricing, service and selection. Although we plan to divert our landscape trees, shrubs, plants and flower to our retail stores as demand at such stores grows, we plan to continue our wholesale business for the foreseeable future. We currently grow a variety of landscape trees, shrubs, bedding plants and flowers on three farms in Texas and Arizona. Our major wholesale customers include retail nurseries, major retail outlets and landscape companies located in the southwest United States. We have experienced strong demand from retailers and landscape companies for our landscape products in the southwest United States over the last three years, even as our production capacity has continued to grow, and expect to be able to maintain relationships with a sufficient number of our customers in order to be able to sell inventory that is not shipped to our retail stores.

Our Retail Business
-------------------

         Our current retail operations consist of a 4 acre retail nursery in Midland, Texas and 7 acres of land for a second retail center in San Angelo, Texas.

         In October 2005, we purchased a vacant 13,000 square foot building on
3.8 acres in Midland, Texas for the site of our first retail nursery. We completed a $951,000 dollar conversion of the property, including a complete remodel of the building and the addition of 32,000 square feet of greenhouse and 40,000 feet of tree display area. Retail operations at the site commenced on April 15, 2006, and in the first 10 weeks of operations we generated $617,000 in retail business. We also did over $400,000 in business with our existing Midland wholesale customers. Going forward both the wholesale and retail business will be done at the retail center.

         In 2005, we also purchased 7 acres of commercial property in San Angelo, Texas that shares an intersection with Wal-Mart, Lowe's and Sam's Club. We purchased the ground for $4.50 per foot. One-acre lots across the street from Sam's Club have recently sold for $13.66 and $12.30 per square foot. We believe that our property is currently worth more than we paid for it. We plan to sell
3.5 acres of this property and develop the remaining 3.5 acres into a full service retail nursery in early 2007. We have not entered into any agreements with respect to the sale of this site.

         As the availability of capital and other business factors permit, we plan to aggressively open retail centers and ramp up our wholesale operations in the coming years in Texas and surrounding areas. There are over 30 million people in this region which we believe could allow us to build over fifty nurseries to compete in these markets.

PRINCIPAL PRODUCTS AND THEIR MARKETS

         Our farms grow dozens of varieties of trees, shrubs, bedding plants, and flowers native to the Southwest region. These are primarily desert nursery products that thrive in the dry and arid regions common throughout the southwestern United States and are those varieties most commonly sold by nurseries and utilized by landscape companies in that area.

         The market for landscape trees, shrubs, bedding plants and flowers is large and very diverse. Due to the significant transportation and shipping costs as well as varying local growing conditions and landscaping needs, the markets for landscape trees and shrubs are very localized and highly specific to particular geographic and climatological regions with the majority of landscape trees grown in particular areas also ultimately being sold and planted in the same geographic area. Historically, our major customer groups include retail nurseries, major retail outlets, and landscape companies located in New Mexico, Nevada, Oklahoma, Arizona and Texas. We plan to continue to market our trees, shrubs, bedding plants and flowers to those customers; however, as our retail operations grow, we expect to divert an increasing percentage of those plants to our retail stores.

         ELDARICA PINE. The primary tree grown by our Major Trees Tucson Farm is the Eldarica Pine, which accounted for approximately 46% of our sales in our fiscal Fiscal 2005 ("Fiscal 2005") and 28% of our sales in our fiscal year ended June 30, 2006 ("Fiscal 2006"). The Eldarica Pine is from the Middle East and Russia and is a desert tree with growth of 1-6 feet a year depending on climate, water, and fertilizer. The tree is highly disease resistant and hardy in warm climates. The Eldarica Pine has been sold in the United States for decades and is a proven commodity in both hardiness and marketability to the Christmas, landscape, and nursery markets in the southern United States and the region from Texas to California in particular.

         On our Major Trees Tucson Farm, we compete in a very small niche of the larger Christmas tree market--potted, living trees. In the American Southwest, unlike many other regions of this country, it is warm enough in the winter that consumers can buy living trees, rather than cut trees, keep them indoors during the Christmas season, and then plant them out of doors later that season. Our Eldarica Pine trees are well suited for sale as a potted, living tree in the Southwest because they are robust enough to withstand Christmas-season abuse, need little water and are able to withstand replanting in a warm, dry environment. Of our trees sold to Home Depot and similar retailers, we believe that many are sold and used as potted, living Christmas trees and then planted as landscaping trees. We plan to continue to operate our Major Trees Tucson Farm primarily as a wholesale business, continuing to market to Home Depot and other retailers or landscape companies in the Arizona area, as well as providing product to our retail centers.

         OTHER PRODUCTS. In addition to the Eldarica Pine, we also grow hundreds of other varieties of trees, shrubs, bedding plants, and flowers on our two Texas farms, and we buy additional products from regional wholesale suppliers for our retail stores. These products represented the other 54% of our sales in Fiscal 2005 and 72% of our sales in Fiscal 2006. We carry a full line of diverse products to service many of the needs of a southwest retail nursery center.

         We grow our trees and shrubs from seed to harvest in 1-gallon to 100-gallon plastic pots. The trees are sold at an average age of 3 years old, with heights ranging from 3 feet to 18 feet, with the best selling trees being 6-7 feet tall. We grow bedding plants and flowers from seed and from starts and sell most of the inventory out each year.

MARKETING AND DISTRIBUTION

         In the past, our focus has been on operating as a wholesale tree and shrub provider to retail nurseries and landscaping companies. We do not currently employ a full-time, outside sales force or engage third-party distributors. We due advertise our nursery products for the Texas Landscape Center subsidiary in Midland, Texas. We do advertise our nurse Our marketing efforts for our wholesale operation are informal, primarily through direct in-person contacts to management personnel at retail nurseries, and we ship directly to our customers. Although we hope to expand our wholesale operation in the future, consistent with our focus on becoming a vertically integrated nursery operation, we do not expect to spend a significant amount of money or other resources on the marketing of our wholesale business or the development of a sophisticated distribution channel in the near future.

         Going forward, our focus will be to create and to expand an integrated wholesale and retail nursery business.

         In the spring of 2006, we ran a large marketing campaign in Midland, Texas in connection with the opening of our first retail center. The ad campaign lasted for 10 weeks at a cost of approximately $57,900. We ran ads in the newspaper, on television, and on the radio. We placed thousands of small ads in an attempt to quickly build a brand name in Midland, and to get across our core message of "Better Plants, Better Prices." We wanted the public to quickly understand that there is a new retail nursery in town that grows much of the product, cuts out the middlemen, and offers very low prices. The campaign succeeded in attracting thousands of shoppers in the first 10 weeks we were open.

COMPETITION

         Competition-Wholesale
         ---------------------

         At the wholesale level, there are a large number of producers in any area, and a grower must possess some form of sustainable competitive advantage in order to be successful. This could take the form of geographic proximity to a large number of retailers, cultivation of a unique species or variety of trees, or access to affordable labor, natural resources, or capital. The large number of growers also results in highly competitive pricing and pressures on profitability for people selling to the big box stores.

         With respect to our Major Trees Tucson Farm, we believe that the size of our Eldarica Pine operation, which we believe is the largest in the Southwest, gives us a competitive advantage with larger retailers because of our perceived ability to meet their growing demand more easily than smaller growers. We also enjoy close proximity to the Arizona and Nevada markets that are experiencing rapid population growth. We have not experienced a reduction in orders or significant demands for price reduction from Home Depot and other cost sensitive retailers. As a result, we believe that our prices (at least for our Eldarica Pine) are as low as or lower than those of our competitors. With respect to other factors, such as cost of production and access to labor, we do not have a significant advantage or disadvantage overall, and may be perceived as having a competitive advantage or disadvantage, depending upon which competitor we are being compared with.

         With respect to our wholesale operations in Texas, we believe that we are reasonably competitive with respect to all key factors, but do not believe that we have a significant advantage or disadvantage overall. We may be perceived as having a competitive advantage or disadvantage, depending upon which competitor we are being compared with. We plan on shrinking the size of our wholesale business in Texas, and shipping most of the products to our retail centers in the coming years.

         Competition-Retail
         ------------------

         In the retail nursery business, retailers compete primarily on the basis of price, selection, quality and service. The retail nursery business is presently dominated by big box retailers such as Home Depot, Lowe's and Wal-Mart. Such stores buy nursery materials in large quantities at big discounts from wholesale nursery growers. This allows them to sell at a discount, using smaller margins and to undercut the small nurseries by 30%-50%. The big box stores also have moderate selection and quality and are generally perceived as having substandard service in this industry. There are numerous small nurseries in any retail market that, although unable to compete on price, generally offer good service and quality and, in certain circumstances, superior selection or access to many types of plants.

         Our experience operating a retail store is limited with our first store having opened in April 2006. We expect to be able to match the big box retailers, and beat the small nurseries, with respect to price. We expect that our selection, quality and service will be comparable to that of a small nursery. Our two biggest competitors in Texas (other than the big box stores) are Houston Garden Center, with 20 locations in Houston, and Calloways, with 23 locations in various Texas markets. Both of these competitors use the old model and buy all of their products from wholesale growers.

         We do not know of any vertically integrated retailer in Texas that uses our business model. However, Moon Valley Nursery is a vertically integrated business located in Phoenix and Las Vegas that competes in the large tree segment of retail nurseries. We believe that they currently have 11 locations with exceptional selection and pricing. They are currently aggressively expanding in Phoenix and Las Vegas.

DEPENDENCE ON SIGNIFICANT CUSTOMERS


         During Fiscal 2005, sales to Home Depot accounted for 35% of our revenues, and during Fiscal 2006, sales to Home Depot accounted for 20% of our revenues. In the future, we expect our dependence upon Home Depot to continue to decrease as our retail and other wholesale operations expand.


OUR FARMING PROPERTIES

         For information on our farming and retail properties, see Item 3 "Description of Properties."

INTELLECTUAL PROPERTY

         We do not presently regard our intellectual property as critical to our success. If we acquire any proprietary intellectual property rights that we believe would benefit from patent, copyright, trademark or trade secret protection, we intend to take appropriate steps in order to protect those rights. This would likely include the filing of applications for appropriate state and federal registrations of our intellectual property rights and requiring any employees involved with the intellectual property to sign confidentiality and invention agreements.

GOVERNMENT REGULATION

         The nursery industry as a whole is not regulated by state, federal or local governments. As a result, our expenses associated with compliance with government regulations are minimal. Because of the proximity of our properties to the Mexican border and our use of temporary laborers, we do experience some administrative expense in connection with our compliance with immigration and employment laws, including laws requiring that we verify the immigration status of our employees, limiting our ability to employ legal and illegal aliens, granting certain minimum wage and other rights to employees and facilitating the organization of labor. If we were to fail to comply with any such laws or regulations, we may incur significant expenses in connection with any government investigation or litigation and could be forced to pay fines and/or take costly measures to ensure compliance. At that point, costs associated with government regulations could become material.

RESEARCH AND DEVELOPMENT

         We have not incurred any research and development expenses in the past and do not anticipate incurring any such expenses in the foreseeable future.

ENVIRONMENTAL REGULATION

         We are not required to obtain any environmental permits and do not use any hazardous materials in connection with the operation of our nursery business. Accordingly, we have incurred no material expenses associated with environmental compliance. We do, however, use fertilizers and pesticides that may contain chemicals that have been, or may be, determined to be harmful to the environment, which chemicals could enter the air, surface water or ground water in and around our farms or affect animals and plants in the area. If that were to occur or if it has occurred in the past, we may be subject to fines, penalties and remediation obligations under the environmental laws; such include, without limitation, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation, and Liability Act. At such point, costs associated with environmental compliance and remediation could become material.

EMPLOYEES


         As of June 30, 2006, we had had a total of 52 employees, which includes 9 executives/managers, and 43 general and administrative employees. None of our employees is represented by a collective bargaining agreement, nor have we experienced any work stoppage. We consider our relations with our employees to be good.


SUBSIDIARIES

        We run our operations through the following three subsidiaries: Major Trees, Inc., an Arizona corporation, which runs our wholesale operations in and around Tucson, Arizona and Houston, Texas; S&S Plant Farm, Inc., a Texas corporation, which runs our wholesale operations in Midland, Texas; and Texas Landscape Center, Inc., a Texas corporation, which runs our retail operations in Midland, Texas.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         This section may include projections and other forward-looking statements regarding management's expectations regarding performance of the Company. You should not place undue reliance on such projections and forward looking statements, and, when considering such projections and forward-looking statements, you should keep in mind the risk factors noted throughout this Report. You should also keep in mind that all projections and forward-looking statements are based on management's existing beliefs about present and future events outside of management's control and on assumptions that may prove to be incorrect. See the "Risk Factors" beginning on page 19.

OVERVIEW

         Penge Corp is a Delaware corporation incorporated in 1987 with its principal offices at 1501 North Fairgrounds, Midland, Texas 79705. Our telephone number is (432) 683-8800. We are in the wholesale and retail nursery business. Our stock is traded on the OTC Pink Sheets under the symbol "PNGC."

         Our operations are directly or indirectly run through a subsidiary, Penge Corp, a Nevada corporation ("Penge Nevada"), which was organized in 2002 to engage in the nursery business. On June 30, 2005, Penge Nevada merged with a subsidiary of Profile Diagnostic Sciences, Inc., a Delaware corporation with no current operations. Following the merger, the officers and directors of Penge Nevada became the officers and directors of Profile Diagnostic Sciences, Inc. and the business Penge Nevada and its affiliates became the business of Profile Diagnostic Sciences, Inc. Following the merger, we changed the name of Profile Diagnostic Sciences, Inc. to "Penge Corp" Unless otherwise specified, references to "Penge," "we," "us" or the "company" for periods prior to June 30, 2005 relate to Penge Nevada and its affiliates. For periods from and after June 30, 2005, those descriptions relate to Penge Corp (f/k/a Profile Diagnostic Sciences, Inc.) and its affiliates, including Penge Nevada.

         Since commencing business in August 2002, we have acquired the land and certain other assets from three tree, shrub and plant farms, one of which is in Arizona and two of which are in Texas. As we have acquired the properties, we have taken steps to improve operations and to expand the number of trees, shrubs and plants growing on, and harvested from, each such property.

         In October 2005, we purchased a vacant 13,000 square foot building on
3.8 acres in Midland, Texas for the site of our first retail nursery. We completed a $951,000 dollar conversion of the property including a complete remodel of the building and the addition of 32,000 square feet of greenhouse and 40,000 feet of tree display area. Retail operations at the site commenced on April 15, 2006, and in the first 10 weeks of operations we generated $617,000 in retail business. We also did over $400,000 in business with our existing Midland wholesale customers. Going forward both the wholesale and retail business will be done at the retail center.

         In 2005, we also purchased 7 acres of commercial property in San Angelo, Texas that shares an intersection with Wal-Mart, Lowe's and Sam's Club. We purchased the ground in a sale for $4.50 per foot. One-acre lots across the street from Sam's Club have recently sold for $13.66 and $12.30 per square foot. We believe that our property is currently worth more than we paid for it. We plan to sell 3.5 acres of this property and develop the remaining 3.5 acres into a full service retail nursery in early 2007. We have not entered into any agreements with respect to the sale of this site.

         Going forward, our focus will be to create and to expand a vertically integrated wholesale and retail nursery business. We expect that our tree, shrub and plant farms will be able to provide a substantial portion of the inventories for our recently opened and planned retail nurseries in the coming years. By owning the tree, shrub and plant farms that provide much of the inventory for the retail nurseries, we believe that we will be able to compete with, and even undercut, the "big box stores" that have become the dominant force in the retail nursery business. These big box stores have been driving many retail nurseries out of business by buying nursery materials in large quantities at big discounts from wholesale nursery growers in the United States. This allows them to sell at a discount using smaller margins and to undercut the small nurseries by 30% to 50%. We believe that our vertically integrated wholesale/retail nursery business model will allow us to compete with the big box stores on price, while providing better selection and service.

         For our wholesale business, our goal is to expand the number of trees and shrubs planted on our farms in the next few years while holding down increases in our administrative and other general operating expenses. As we spread our production costs over a larger inventory, we also hope to experience a decline in our per-unit production and sales costs. We do not plan to expand our wholesale sales. Instead, we plan to provide most of what we grow to our retail centers.

         Our Properties
         --------------

         OUR ARIZONA WHOLESALE OPERATIONS. In September 2002, we acquired property in southern Arizona, 90 minutes southeast of Tucson and the related wholesale tree business. We refer to this as our Major Trees Tucson Farm. This operation is a 20-year-old tree and shrub farm on 272 acres that grows trees and shrubs that are sold wholesale to retail outlets, such as Home Depot, and to retail nurseries and landscape companies primarily in Arizona, New Mexico, Texas, Oklahoma, and Nevada.

         Our Major Trees Tucson Farm produces and sells a variety of trees and shrubs and is the largest supplier of Eldarica Pine trees in the Southwest, selling these pine trees as, among other things, living, potted Christmas trees. As of June 30, 2006, we have an inventory of over 125,000 trees growing on our Major Trees Tucson Farm.

         During the fiscal Fiscal 2005 ("Fiscal 2005") and the fiscal year ended June 30, 2006 ("Fiscal 2006"), our Major Trees Tucson Farm generated the following amount of revenue:

                  Fiscal Year                   Gross Revenue
                  -----------                   -------------
                      2005                        $840,145
                      2006                        $761,753

         OUR TEXAS WHOLESALE OPERATIONS. In May 2004, we acquired a 17-acre farming property near Houston, Texas and certain related farming assets. We refer to this farm as our Major Trees Houston Farm. We grow a variety of landscape trees and shrubs on our Major Trees Houston Farm, which we ship almost exclusively to our retail nursery in Midland, Texas. We presently have an inventory of over 100,000 trees, palms and shrubs on the Major Trees Houston Farm, which we plan on harvesting and selling over the next 3-5 years.

         In March 2005, we acquired a bedding plant and flower farm in Midland, Texas, which we refer to as our S&S Plant Farm. We grow a variety of bedding plants, flowers, shrubs and trees on the S&S Plant Farm. Wholesale sales from the S&S Plant Farm occur primarily in spring and fall. In the future we plan on having the S&S Plant Farm supply exclusively to our retail stores, but most of the sales in Fiscal 2006 were to other wholesale customers.

         RETAIL NURSERY LOCATION - MIDLAND, TEXAS. In October 2005, we purchased a vacant 13,000 square foot building on 3.8 acres in Midland, Texas for the site of our first retail nursery. We completed a $951,000 dollar conversion of the property including a complete remodel of the building and the addition of 32,000 square feet of greenhouse and 40,000 feet of tree display area. Retail operations at the site commenced on April 15, 2006, and in the first 10 weeks of operations we generated $617,000 in retail business. We also did over $400,000 in business with our existing Midland wholesale customers. Going forward both the wholesale and retail business will be done at the retail center.

         PROPOSED RETAIL NURSERY LOCATION - SAN ANGELO, TEXAS. In 2005, we also purchased 7 acres of commercial property in San Angelo, Texas that shares an intersection with Wal-Mart, Lowe's and Sam's Club. We purchased the ground for $4.50 per foot. One-acre lots across the street from Sam's Club have recently sold for $13.66 and $12.30 per square foot. We believe that our property is currently worth at least $1 million more than we paid for it. We plan to sell
3.5 acres of this property and develop the remaining 3.5 acres into a full service retail nursery in early 2007. We have not entered into any agreements with respect to the sale of this site.

         SEASONALITY. Our underlying wholesale business is the production and sale of trees, shrubs, bedding plants, and flowers to retailers and landscape companies. As with other agricultural businesses, our business is seasonal in nature with the majority of our revenues coming during the March-June and September-December periods.

         On our Major Trees Tucson Farm, we generally harvest trees in the fall and generate over 80% of our revenues from that farm between October and December. Revenues from our Major Trees Tucson Farm during other months of the year are growing but are still small. Costs associated with the Major Trees Tucson Farm also peak during approximately the same period as we harvest the trees, transport them to market and conduct most of our planting activities.

         On our S&S Plant Farm and the Major Trees Houston Farm, we generally harvest trees, shrubs, bedding plants and flowers between March and June and between September and December of each year. We generate substantially all of our revenues from those farms directly or indirectly through our retail operations at the Texas Landscape Center, during the same period. We also incur increased transportation, sales and planting expenses during that period.

         The acquisition of the Texas-based farms and retain business has helped balance the seasonality of our business to some extent. Even so, we will continue to experience dramatic increases and decreases in revenue and expenses throughout the year and, as a result, our quarterly or multi-quarterly results will generally not be indicative of our annual results.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         Management is basing this discussion and analysis of our financial condition and results of operations on our consolidated financial statements. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our critical accounting policies and estimates, including those related to agricultural productions, inventories, property and equipment, acquisition costs and revenue recognition. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

         We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. These judgments and estimates affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting periods. Changes to these judgments and estimates could adversely affect our future results of operations and cash flows.

        o Agricultural Production - We account for agricultural activities in accordance with Statement of Position 85-3, "Accounting by Agricultural Producers and Agricultural Cooperatives". All direct and indirect costs of growing crops are either accumulated as inventory or expensed as cost of goods sold. Permanent land development costs are capitalized and not depreciated. Limited-life land development costs and the development costs to bring long-life and intermediate-life plants into production are capitalized and depreciated using the straight-line method over the estimated useful lives of the assets.

        o Inventories - Growing crops inventory is stated at the lower of cost or market using the retail method as we have a large quantity of inventory items that have similar costs and markups; we do not have any individually significant items. Because our inventory has these characteristics, it is not beneficial to track inventory costs to each individual unit of inventory. Under the retail method, we count and extend our inventory at estimated sales prices, based upon historical sales, which we then multiply by our cost ratio to determine inventory at cost. Our cost ratio is determined by adding the total cost of the beginning inventory and all direct and indirect costs of growing crops divided by the total estimated sales price of ending inventory, based on historical sales, plus sales revenues. Raw material inventory is stated at the lower of market or cost using the first-in first-out (FIFO) method.

        o Property and Equipment - Property and equipment are stated at cost or carryover basis. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized upon being placed in service. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", we periodically review our property and equipment for impairment.

        o Revenue Recognition - Our revenue comes primarily from the sale of agricultural products. We recognize revenue from retails sales at the time of retail purchase. We recognize revenue from landscaping and wholesale customers when rights and risk of ownership have passed to the customer, there is persuasive evidence of a sales arrangement, product has been shipped (delivered or picked up by the customer), the price and terms are finalized and collection of the resulting receivable is reasonably assured.

RESULTS OF OPERATIONS

         FISCAL YEAR ENDED JUNE 30, 2006 COMPARED WITH FISCAL 2005

         The following table reflects selected operational results for the fiscal years ended June 30, 2006 and June 30, 2005:

                                                        PERIODS ENDED
                                                           JUNE 30
                                                           -------
                                                  2006                  2005
                                               -----------          -----------
STATEMENT OF OPERATIONS DATA:
REVENUE                                        $ 3,043,258          $ 1,919,770
COST OF GOODS SOLD                               2,186,319            1,424,309
                                               -----------          -----------
GROSS PROFIT                                       856,939              495,461
OPERATING EXPENSES                              (1,161,641)          (1,449,127)
                                               -----------          -----------
LOSS FROM OPERATIONS                              (304,702)            (953,666)
INTEREST AND OTHER EXPENSE                        (903,058)            (416,808)
                                               -----------          -----------
NET LOSS                                       $(1,207,760)         $(1,370,474)
                                               -----------          -----------
LOSS PER COMMON SHARE                                (0.05)               (0.09)
                                               -----------          -----------

         Our results of operations for Fiscal 2006 included the operations of our Major Trees Houston Farm, Major Trees Tucson Farm, S&S Plant Farm and the Texas Landscape Center, which was opened in April 2006.

         REVENUE AND COSTS OF GOOD SOLD. Our revenues are derived primarily from the sale of trees and other nursery products. Revenues increased from $1,919,770 for the Fiscal 2005 to $3,043,258 for Fiscal 2006. Costs of Good Sold increased from $1,424,309 for the Fiscal 2005 to $2,186,319 for Fiscal 2006. Our revenue increased due to a full year of revenue from the S&S Plant Farm acquisition and 2 1/2 months of revenue from Texas Landscape Center. Cost of foods sold increased due to higher sales and the Cost of goods sold as a percentage of sales decreased from 74.2% for Fiscal 2005 to 71.8% for Fiscal 2006 as a result of shipping a small amount of high margin product from our growing facilities to our retail center.

         OPERATING EXPENSES. Operating expenses consist primarily of personnel expense associated with management, consulting fees, travel expenses, professional fees, general overhead and non-allocated depreciation. Operating expenses decreased from $1,449,127 for the Fiscal 2005 to $1,161,641 for Fiscal 2006. Operating expenses as a percentage of revenue decreased from 75.5% in Fiscal 2005 to 38.2% in Fiscal 2006 due to substantially increased revenues and a substantial decrease in operating expenses. This decrease in operating expense was primarily due to the absence in Fiscal 2006 of the approximately $300,000 in stock-based executive compensation expense incurred in Fiscal 2005. We expect our operating expenses as a percentage of revenue to continue to decrease.

         OTHER EXPENSE. Other expense consists of interest paid on outstanding notes payable, amortization of deferred loan costs, noncash notes payable, stock conversions and losses on the disposal of fixed assets. Other expense increased from $416,808 for the Fiscal 2005 to $903,058 for Fiscal 2006. An increase in other expenses of $100,748 was attributed to a one time adjustment for the conversion price on notes that were converted in Fiscal 2006. The majority of the remaining increase in other expenses was a result of an increase in interest expense due to an increase in indebtedness and interest on indebtedness which primarily funded our first retail center as well as the expansion of inventory and farm improvements. We expect our other expenses to increase as a percentage of revenue short-term and then to decrease as a percentage of revenue long-term as our short and long term notes are paid off and converted to stock.

         NET LOSS. Our net loss decreased from $1,370,474 for the Fiscal 2005 to $1,207,760 for Fiscal 2006. The decrease in net loss is due primarily to an increase in gross margin and a decrease in operating expenses. We expect our net loss to decrease substantially in the Fiscal 2007 as a result of higher sales, increased gross margins, and lower operating expenses as a percentage of sales.

LIQUIDITY AND CAPITAL RESOURCES

         CAPITAL COMMITMENTS AND EXPENDITURES. The following table discloses aggregate information about our contractual obligations including long-term debt, operating and capital lease payments, office lease payments, contractual service agreements and the periods in which payments are due as of June 30, 2006.

                                                      LESS THAN
                                                        1 YEAR        2-3 YEARS      4-5 YEARS        AFTER
                                                        (7/1/06        (7/1/07        (7/1/09        5 YEARS
CONTRACTUAL OBLIGATIONS                   TOTAL       TO 6/30/07)    TO 6/30/09)    TO 6/30/11)   (AFTER 7/1/11)
                                        ---------      ---------      ---------      ---------      ---------
Operating leases                               --             --             --             --             --
Capital leases                            416,199         97,746        204,766        113,687             --
Office lease                                   --             --             --             --             --
Contractual service agreements                 --             --             --             --             --
Notes payable                           6,675,330      2,275,260      2,784,761      1,301,669        313,640
                                        ---------      ---------      ---------      ---------      ---------
Total contractual cash obligations      7,091,529      2,373,006      2,989,527      1,415,356        313,640
                                        ---------      ---------      ---------      ---------      ---------

         The following table summarizes the material terms of our convertible and non-convertible notes (listed in order of ultimate maturity date); except as set forth in the notes to the table below, we are current with all required payments and in compliance with all material covenants with respect to such notes:


                                       10




                                                                                 CONVERSION
  PRINCIPAL     BALANCE AS OF     ORIGINATION      MATURITY DATE;     INTEREST    AND OTHER
    AMOUNT      JUNE 30, 2006        DATE         REQUIRED PAYMENTS     RATE        TERMS            SECURITY
------------------------------------------------------------------------------------------------------------------
   $172,000        $99,851          3/1/05        7/1/06; extended      15%          N/A       Personal residence
                                                  to 1/1/07 monthly                            of employee of the
                                                      interest;                                Company

   $20,000         $21,200          4/17/06       8/15/06; extended      6%          N/A       Unsecured
                                                     to 10/15/06
                                                   prorated annual
                                                    interest plus
                                                  principal due on
                                                      maturity

   $200,000        $56,000          9/15/05       8/15/06; extended     24%          N/A       Second lien on San
                                                     to 10/15/06                               Angelo
                                                  $1,120 monthly
                                                     payments

   $50,000         $50,000          8/16/04       8/16/06; extended     10%          (1)       Lien on 7,500 trees
                                                     to 10/15/06                               on the Major Trees
                                                 quarterly interest                            Tucson Farm

   $50,000         $50,000          8/16/04       8/16/06; extended     12%          N/A       Lien on 7,500 trees
                                                     to 10/15/06                               on the Major Trees
                                                  quarterly interest                           Tucson Farm

   $280,646        $280,646         1/1/05        9/1/06; extended      15%          N/A       Lien on Major Trees
                                                  to 7/1/07 monthly                             Tucson Farm
                                                     interest;

   $200,000        $147,500         6/15/06       12/15/06; monthly     24%          N/A       Second lien on San
                                                  interest payments                            Angelo

   $100,000        $100,000         2/2/05        1/1/07; quarterly     12%          (1)       Lien on 15,400 trees
                                                  interest payments                            on the Major Trees
                                                                                               Tucson Farm

   $100,000        $100,000         1/10/06      1/10/07; quarterly     12%          N/A       Unsecured
                                                      payments

   $100,000        $100,000         2/01/05       2/1/07; quarterly     12%          N/A       Lien on 15,400 trees
                                                  interest payments                            on the Major Trees
                                                                                               Tucson Farm

   $100,000        $100,000         3/12/05      2/28/07; quarterly     12%          N/A       Lien on 15,400 trees
                                                  interest payments                            on the Major Trees
                                                                                               Tucson Farm

   $600,000        $201,081        9/27/2002      3/1/07; $150,000       7%          N/A       First lien on all
                                                  annually on March                            assets acquired from
                                                          1                                    M7 Farms

   $200,000        $77,149         9/27/2002       3/1/07; $50,000       7%          N/A       First lien on
                                                 annually on March 1                           outstanding shares
                                                                                               of Major Trees, Inc.

   $28,000         $28,000          3/23/05      3/31/07; quarterly     12%          N/A       Lien on 4,300 trees
                                                  interest payments                            on the Major Trees
                                                                                               Tucson Farm

   $85,577         $85,577          4/15/05      4/15/07; quarterly     12%          N/A       Lien on 14,400 trees
                                                  interest payments                            on the Major Trees
                                                                                               Tucson Farm

   $50,000         $50,000          5/03/05      5/01/07; quarterly     12%          (1)       Lien on 7,693 trees
                                                  interest payments                            on the Major Trees
                                                                                               Tucson Farm

   $50,000         $50,000          5/03/05      5/01/07; quarterly     12%          (1)       Lien on 7,693 trees
                                                  interest payments                            on the Major Trees
                                                                                               Tucson Farm

   $50,000         $50,000          5/03/05      5/15/07; quarterly     12%          (1)       Lien on 7,693 trees
                                                  interest payments                            on the Major Trees
                                                                                               Tucson Farm

   $70,000         $70,000          5/20/05      5/15/07; quarterly     12%          (1)       Lien on 10,768 trees
                                                  interest payments                            on the Major Trees
                                                                                               Tucson Farm

    $5,278          $5,278          6/06/05      6/15/07; quarterly     12%          (1)       Lien on 812 trees on
                                                  interest payments                            the Major Trees
                                                                                               Tucson Farm

                                                         11




                                                                                 CONVERSION
  PRINCIPAL     BALANCE AS OF     ORIGINATION      MATURITY DATE;     INTEREST    AND OTHER
    AMOUNT      JUNE 30, 2006        DATE         REQUIRED PAYMENTS     RATE        TERMS            SECURITY
------------------------------------------------------------------------------------------------------------------

   $19,722         $19,722          6/06/05      6/15/07; quarterly     12%          (1)       Lien on 3,034 trees
                                                  interest payments                            on the Major Trees
                                                                                               Tucson Farm

   $25,000         $25,000          6/15/05      6/15/07; quarterly     12%          (1)       Lien on 3,847 trees
                                                  interest payments                            on the Major Trees
                                                                                               Tucson Farm

   $25,000         $25,000          5/24/05      6/20/07; quarterly     12%          (1)       Lien on 3,847 trees
                                                  interest payments                            on the Major Trees
                                                                                               Tucson Farm

   $25,000         $25,000          6/20/05      6/20/07; quarterly     12%          (1)       Lien on 3,847 trees
                                                  interest payments                            on the Major Trees
                                                                                               Tucson Farm

   $50,000         $50,000          6/15/05      7/01/07; quarterly     12%          (1)       Lien on 7,683 trees
                                                  interest payments                            on the Major Trees
                                                                                               Tucson Farm

   $50,000         $50,000          6/29/05      7/01/07; quarterly     12%          (1)       Lien on 7,683 trees
                                                  interest payments                            on the Major Trees
                                                                                               Tucson Farm

   $370,125        $370,125         3/31/05       7/1/06; extended      15%          N/A       Lien on Major Trees
                                                  to 7/1/07monthly                             Tucson Farm and
                                                      interest;                                Major Trees Houston
                                                                                               Farm
   $50,000         $50,000          6/15/05      7/01/07; quarterly     12%          (1)       Lien on 7,684 trees
                                                  interest payments                            on the Major Trees
                                                                                               Tucson Farm

   $50,000         $50,000          6/20/05      7/01/07; quarterly     12%          (1)       Lien on 7,684 trees
                                                  interest payments                            on the Major Trees
                                                                                               Tucson Farm

   $50,000         $50,000          6/20/05      7/01/07; quarterly     12%          (1)       Lien on 7,684 trees
                                                  interest payments                            on the Major Trees
                                                                                               Tucson Farm

   $50,000         $50,000          6/21/05      7/01/07; quarterly     12%          (1)       Lien on 7,693 trees
                                                  interest payments                            on the Major Trees
                                                                                               Tucson Farm

   $75,000         $75,000          6/22/05      7/01/07; quarterly     12%          (1)       Lien on 11,526 trees
                                                  interest payments                            on the Major Trees
                                                                                               Tucson Farm

   $50,000         $50,000          6/22/05      7/01/07; quarterly     12%          (1)       Lien on 7,684 trees
                                                  interest payments                            on the Major Trees
                                                                                               Tucson Farm

   $75,000         $75,000          6/29/05      7/01/07; quarterly     12%          (1)       Lien on 11,526 trees
                                                  interest payments                            on the Major Trees
                                                                                               Tucson Farm

   $25,000         $25,000          6/30/05      7/01/07; quarterly     12%          (1)       Lien on 3,842 trees
                                                  interest payments                            on the Major Trees
                                                                                               Tucson Farm

   $50,000         $50,000          6/30/05      7/01/07; quarterly     12%          (1)       Lien on 7,693 trees
                                                  interest payments                            on the Major Trees
                                                                                               Tucson Farm

   $100,000        $100,000         6/7/05       7/01/07; quarterly     12%          (2)       Lien on 15,268 trees
                                                  interest payments                            on the Major Trees
                                                                                               Tucson Farm

   $75,000         $75,000          6/15/05       7/1/07; quarterly     12%          (3)       Lien on 11,526 trees
                                                  interest payments                            on the Major Trees
                                                                                               Tucson Farm

   $25,000         $25,000          9/28/05      9/28/07; quarterly     12%          (2)       Lien on 3,845 trees
                                                  interest payments                            on the Major Trees
                                                                                               Tucson Farm

   $30,000         $30,000          9/13/05           10/01/07;         12%          (2)       Lien on 4,611 trees
                                                 quarterly interest                            on the Major Trees
                                                      payments                                 Tucson Farm

   $60,000         $60,000         11/03/05           11/01/07;         12%          (2)       Lien on 9,221 trees
                                                 quarterly interest                            on the Major Trees
                                                      payments                                 Tucson Farm

                                                         12




                                                                                 CONVERSION
  PRINCIPAL     BALANCE AS OF     ORIGINATION      MATURITY DATE;     INTEREST    AND OTHER
    AMOUNT      JUNE 30, 2006        DATE         REQUIRED PAYMENTS     RATE        TERMS            SECURITY
------------------------------------------------------------------------------------------------------------------

   $12,500         $12,500         11/16/05           12/01/07;         12%          (2)       Lien on 1,923 trees
                                                 quarterly interest                            on the Major Trees
                                                      payments                                 Tucson Farm

   $25,000         $25,000         11/14/05      12/1/07; quarterly     12%          (3)       Lien on 3,845 trees
                                                  interest payments                            on the Major Trees
                                                                                               Tucson Farm

   $50,000         $50,000          1/26/06      1/01/08; quarterly     12%          (3)       Lien on 7,425 trees
                                                  interest payments                            on the Major Trees
                                                                                               Tucson Farm

   $50,000         $50,000          1/26/06      1/01/08; quarterly     12%          (3)       Lien on 7,425 trees
                                                  interest payments                            on the Major Trees
                                                                                               Tucson Farm

   $100,000        $100,000         1/31/06      1/01/08; quarterly     12%          (3)       Lien on 14,850 trees
                                                  interest payments                            on the Major Trees
                                                                                               Tucson Farm

   $450,000        $450,000         1/23/06      1/23/08; quarterly     12%          (5)       Lien on TLC's
                                                  interest payments                            buildings and land
                                                                                               in Midland, TX

   $150,000        $129,551        12/31/05        2/12/08; $1,370     7.25%         N/A       Trust deed on S&S
                                                  monthly payments                             Plant Farm

   $50,000         $50,000          2/24/05      2/28/07; quarterly     12%          N/A       Lien on 7,700 trees
                                                  interest payments                            on the Major Trees
                                                                                               Tucson Farm

   $50,000         $50,000          2/28/05      2/28/07; quarterly     12%          N/A       Lien on 7,700 trees
                                                  interest payments                            on the Major Trees
                                                                                               Tucson Farm

   $50,000         $50,000          2/25/06      3/01/08; quarterly     12%          (2)       Lien on 7,684 trees
                                                  interest payments                            on the Major Trees
                                                                                               Tucson Farm

   $80,000         $80,000          3/8/06       3/01/08; quarterly     12%          (2)       Lien on 12,308 trees
                                                  interest payments                            on the Major Trees
                                                                                               Tucson Farm

   $242,000        $234,866        12/21/05        3/31/08; $2,016      10%          (3)       Trust deed on 119
                                                   monthly in Feb,                             acres of real
                                                   Mar, and April                              property located in
                                                    2006; $11,167                              Midland County, Texas
                                                 monthly beginning
                                                   May 2006 until
                                                   maturity date

   $70,000         $70,000          3/24/06      4/01/08; quarterly     12%          (2)       Lien on 10,770 trees
                                                  interest payments                            on the Major Trees
                                                                                               Tucson Farm

   $50,000         $50,000          4/12/06       5/1/08; quarterly     12%          (2)       Lien on 7,425 trees
                                                  interest payments                            on the Major Trees
                                                                                               Tucson Farm

   $50,000         $50,000          4/12/06      5/01/08; quarterly     12%          (2)       Lien on 7,684 trees
                                                  interest payments                            on the Major Trees
                                                                                               Tucson Farm

   $400,000        $271,198         5/26/04        5/01/09; $2,500      (4)          N/A       First Lien on all
                                                  monthly payments                             assets acquired from
                                                                                               Major Trees Arizona
                                                                                               Farm

   $379,084        $376,632         5/26/04        3/1/21; $3,355      6.75%         N/A       Lien on TLC's
                                                  monthly payments                             buildings and land
                                                                                               in Midland, TX
   $500,000        $367,282         3/1/05        3/1/10; quarterly      7%          N/A       All outstanding
                                                     payments as                               common stock of S&S
                                                  follows: $11,660                             Plant Farm, Inc.
                                                    years 1 & 2;
                                                 $13,527 years 3 &
                                                 4; $15,483 year 5

  $1,166,319      $1,166,319        6/29/05        7/11/10; $3,355    Prime +        N/A       Lien on San Angelo
                                                 quarterly interest      1/2%                  land
                                                  only payments
                                                   until 1/1/07;
                                                  monthly payments
                                                     thereafter

                                                         13

(1) Convertible with accrued interest into common stock at $0.65 per share during the first twelve months and at $0.75 per share for the second twelve months; we have agreed to register the shares of common stock received upon conversion upon registration of any of our shares of common stock.
(2) Convertible with accrued interest into common stock at $0.95 per share during the first twelve months and at $1.05 per share for the second twelve months; we have agreed to register the shares of common stock received upon conversion upon registration of any of our shares of common stock.
(3) Convertible with accrued interest into common stock at $0.95 per share during the first twelve months and at $1.10 per share for the second twelve months; we have agreed to register the shares of common stock received upon conversion upon registration of any of our shares of common stock.
(4) Accruing interest at 7% until May 2005, at 8% from May 2005 until May 2007, and at 9% from May 2007 until May 2009.
(5) Convertible with accrued interest into common stock at $0.70 per share through 1/31/08; we have agreed to register the shares of common stock received upon conversion upon registration of any of our shares of common stock.

         As of June 30, 2006, we had $111,915 in cash and cash equivalents. This represents a decrease of $226,376 compared to June 30, 2005. Cash used during Fiscal 2006 includes approximately $419,312 used in operations as well as $2,018,046 used in investing activities. Sources of cash during Fiscal 2006 included a net amount of $2,210,982 from financing activities. Of the $2,210,982 of net cash provided by financing activities, $1,538,590 represents net cash received less payments made on non-convertible notes, and $151,501 represents the proceeds from issuance of common stock less offering costs. The difference between the $2,210,982 of net cash provided by financing activities and the cash itemized above represents new notes payable, advances from related parties, payments on related party advances and loan costs and payments on capital lease obligations.

         As of June 30, 2005, we had $338,291 in cash and cash equivalents. Cash used during the Fiscal 2005 includes approximately $926,296 used in operations as well as $953,119 used in investing activities. Sources of cash during the Fiscal 2005 included a net amount of $2,215,469 from financing activities. Of the $2,215,469 of net cash provided by financing activities, $1,777,656 represents net cash received less payments made on convertible promissory notes issued to multiple parties from July 2004 - June 2005, $133,240 represents net cash received less payments made on non-convertible notes, $352,723 represents the proceeds from issuance of common stock less offering costs. The $48,150 difference between the $2,215,469 of net cash provided by financing activities and the $2,263,619 of cash itemized above represents related party advances, payments on related party advances and loan costs and payments on capital lease obligations.

         Our material capital expenditures for Fiscal 2005 included net direct costs of additions of approximately $600,000 to plant tree, shrub, and flower inventory, $514,119 to purchase property and equipment and $300,000 to pay the cash portion of the purchase price of S&S Plant Farm and $150,000 to pay the cash portion used to merge with Profile Diagnostic Sciences, Inc.

         Our material capital expenditures for Fiscal 2006 included net direct cost additions of approximately $735,637 to plant tree, shrub, and flower inventory, $2,018,046 to purchase property and equipment, including the build out our Texas Landscape Center.

         We anticipate making capital expenditures during Fiscal 2007. Specifically, resources permitting, we plan to spend at least $1,500,000 to open a second retail nursery and to replace inventory sold during Fiscal 2006.

         Liquidity. The following table reflects selected balance sheet data as of June 30, 2006:

                                                                   JUNE 30, 2006
                                                                   -------------
BALANCE SHEET DATA:
Cash and cash equivalents............................                    111,915
Working capital (deficit)............................                (1,568,792)
Total assets.........................................                  9,159,259
Retained deficit.....................................                (3,398,834)
Stockholders' equity.................................                    263,275

         As of June 30, 2006, we had $111,915 in cash and cash equivalents, total current assets of $2,648,215 and current liabilities of $4,217,007, representing a current working capital deficit of $1,568,792. Our current liabilities as of June 30, 2006 include a $1,068,125 balance on secured convertible notes due with one year, and a $1,207,135 principal balance on non-convertible notes payable due within one year.

         With respect to the current portion of our notes payable, we believe that most of the holders of the convertible and non-convertible notes coming due in the next year will either convert such debt to equity or replace existing notes with notes with deferred payment dates. To the extent that does not occur, we believe that we can raise capital sufficient to repay the current portion of our long term debt through the issuance of additional notes and the sale of equity securities and warrants.


         In addition, members of our management have informally agreed to provide up to $200,000 of short-term financing to us. Such financing bears interest at 12% per annum. Management may demand payment on 30 days written notice.


         Other than the informal and nonbinding commitments from management, we do not have any specific commitments from third parties to provide financing needed to cover any capital shortfalls with respect to our operations, planned capital expenditures or near-term debt obligations. We caution that, particularly in light of the early stage of our business, such financing may not be available on favorable terms, or at all. We may be compelled to divert substantial portions of our existing cash and future cash flow to the repayment of debt, which would limit our ability to replace or expand inventory and acquire additional farms. This would have an adverse affect on revenues in the coming years. Certain of such debt is secured by our real property, and holders of the unsecured debt have standard remedies available to creditors. If we were to default on such notes and the holders were to exercise their remedies, we would incur substantial legal expenses, penalties and related costs and could be forced to seek bankruptcy protection or to discontinue operations.


         Our consolidated financial statements have been prepared on the assumption that our Company will continue as a going concern. Our independent registered public accounting firm has issued its report dated August 12, 2006 that includes an explanatory paragraph stating that recurring losses raise substantial doubt about our ability to continue as a going concern. It has been necessary to rely upon financing from the issuance of promissory notes and the sale of our equity securities to sustain operations in the past. Additional financing will be required if we are to continue as a going concern.


RISK FACTORS

         An investment in our common stock involves a high degree of risk. You should consider the following discussion of risks in addition to the other information in this Report before purchasing any shares of our common stock. In addition to historical information, the information in this Report contains forward-looking statements about our future business and performance. Our actual operating results and financial performance may be very different from what we expect as of the date of this Report. The risks described in this Report represent the risks that management has identified and determined to be material to our company. Additional risks and uncertainties not currently known to us, or that we currently deem to be immaterial, may also materially and adversely affect our business operations. Any of these risks could materially and adversely affect our business, results of operations and financial condition.

                  Risks Regarding Our Company and Our Business
                  --------------------------------------------

OUR LIMITED OPERATING HISTORY AND EVOLVING BUSINESS PLAN MAKE IT DIFFICULT FOR YOU TO EVALUATE OUR PERFORMANCE AND FORECAST OUR FUTURE.

         We were formed and began operations in 2002, have made several acquisitions of businesses and assets in the last 3 1/2 years and are in the process of expanding the focus of our business to include retail, as well as wholesale, nursery operations. We began operating tree, shrub and plant farms less than four years ago and are just entering into the retail nursery business. None of our key management personnel have any experience in the retail nursery business. Our limited operating history, recent acquisitions, and expanding business focus make it difficult for you to evaluate our ability to generate revenues, manage costs, create profits and generate cash from operations. Before investing in our common stock, you should consider the risks and difficulties we may encounter as a relatively new business, including risks related to our ability to

         o   implement our business plan;

         o obtain capital necessary to continue operations and implement our business plan;

         o   anticipate and adapt to changes in the market;

         o   find, acquire and develop new wholesale and retail properties;

         o   administer and manage our operations; and

         o   successfully compete in the retail nursery industry.

         If we fail to successfully manage these risks, our operations and financial condition will suffer, and we may fail.

WE HAVE INCURRED SUBSTANTIAL LOSSES SINCE OUR INCEPTION AND MAY CONTINUE TO INCUR LOSSES IN THE FUTURE.

We have experienced net losses in each twelve-month period since inception, with a retained deficit of approximately $3,398,834 as of June 30, 2006. As we continue to invest in the purchase of new properties or businesses, and to expand our wholesale and retail operations, it is unlikely we will become profitable in the near future. Even if we do become profitable, we may not be able to maintain profitability or to increase profitability in the future.

OUR ACCOUNTANTS HAVE INCLUDED AN EXPLANATORY PARAGRAPH IN OUR FINANCIAL STATEMENTS REGARDING OUR STATUS AS A "GOING CONCERN."

         Our consolidated financial statements have been prepared on the assumption that our Company will continue as a going concern. Our independent registered public accounting firm has issued its report dated October 2, 2006 that includes an explanatory paragraph stating that recurring losses raise substantial doubt about our ability to continue as a going concern. Our product line is limited, and it has been necessary to rely upon financing from the issuance of promissory notes and the sale of our equity securities to sustain operations in the past. Additional financing will be required if we are to continue as a going concern.

IF WE CANNOT RAISE SUFFICIENT CAPITAL AT REASONABLE PRICES, WE MAY BE UNABLE TO MEET EXISTING OBLIGATIONS OR ADEQUATELY EXPLOIT EXISTING OR FUTURE OPPORTUNITIES.

         As of June 30, 2006, we had $111,915 in cash and cash equivalents and a current account deficit of $1,658,512. We need to obtain significant additional working capital to implement our business plan of expanding our retail nursery operations and to be able to meet our financial obligations as they become due. We may not be able to raise the additional capital needed, or we may be forced to pay an extremely high price for capital. Factors affecting the availability and price of capital may include the following:

         o   the availability and cost of capital generally;

         o   our financial results;

         o market interest, or lack of interest, in our industry and business plan;

         o   the success of our business;

         o   the amount of our capital needs; and

         o the amount of debt, options, warrants and convertible securities we have outstanding.

         If we cannot raise sufficient capital or are forced to pay a high price for capital, we may be unable to meet current or future obligations or adequately exploit existing or future opportunities. If we are unable to obtain capital for an extended period of time, we may be forced to discontinue operations.

WE HAVE PLEDGED A SIGNIFICANT PORTION OF OUR ASSETS TO SECURE FINANCING AGREEMENTS, AND IF WE DEFAULT UNDER SUCH ARRANGEMENTS, OUR CREDITORS MAY FORECLOSE ON OUR PLEDGED ASSETS.

         We have pledged substantially all of our assets to secure notes payable funding each of our farms and commercial properties and to secure other indebtedness. Governing security agreements grant our creditors the rights and remedies that are commonly provided a secured creditor. If we default under such arrangements, such creditors may foreclose on, seize, and dispose of all pledged assets.

OUR EXPANSION INTO THE RETAIL NURSERY BUSINESS CREATES NUMEROUS ADDITIONAL
RISKS.

         We recently opened our first retail nursery in Midland, Texas and plan to establish additional retail stores throughout Texas and the surrounding area over the next several years. Our business plans anticipate our becoming an integrated wholesale retail operation. Our foray into the retail nursery business may fail for various reasons, including the following:

         o We do not have experience in the retail nursery business and may have failed to properly anticipate marketing needs, operating costs, inventory costs, competition for retail employees and other important aspects of the nursery retail business.

         o We may be unable to draw customers from, and compete with, large stores such as Home Depot or Walmart, which dominate the markets we hope to penetrate. Such stores have established reputations, customer bases and significant amounts of capital. Such capital could be used to increase their advertising, offer goods at a price that is below our production or purchase costs (even if at a short-term loss) or aggressively compete in other ways.

         o If initial sales are slower than expected, we may not have, or may be unable to obtain, the capital necessary to continue operation of our initial retail store or subsequent stores until sales expand.

         o We may be unable to supply all variety or quantities of trees, shrubs, flowers and other plants for our retail store. If not, plant inventory may not be available from other sources or may be available only at a high cost.

         o We do not have, or expect to have, in place long-term supply agreements for non-plant items typically sold at retail stores, such as containers, fertilizers and tools. We may be unable to purchase such inventory at cost that will permit us to be competitive with the big box stores on those items.

We have invested significantly in, and borrowed extensively in order to fund, our new retail nursery business. The failure of our retail business to grow as expected or for individual stores to become profitable within a reasonable time after opening would likely create a significant liquidity problem and otherwise materially adversely affect our business, our operations, and our financial condition.

WE ARE REQUIRED TO MAKE PAYMENTS UNDER OUTSTANDING NOTES IN AMOUNTS EXCEEDING OUR EXISTING CASH AND CASH EQUIVALENTS BEGINNING IN 2007.

         We have issued convertible and nonconvertible notes to fund operations having a principal amount of $6,675,330 as of June 30, 2006. Of these notes, $6,498,130 are secured by our farming and commercial properties, and by trees contained in inventory. As of June 30, 2006, our monthly interest payment with respect to such notes was approximately $58,547 per month, and we are required to begin paying down principal on these notes at various times beginning in 2007.

         The amounts payable under our outstanding notes in the current fiscal year exceed our current cash and cash equivalents. If we default on payments under these notes, the holders will have the right to accelerate principal and interest payments and pursue remedies available at law and under governing documents. The exercise of such remedies would likely result in our insolvency.

WE MAY BE UNABLE TO SELL A PORTION OF OUR PROPERTY IN SAN ANGELO, TEXAS OR OTHERWISE OBTAIN CAPITAL IN ORDER TO BUILD A RETAIL STORE ON THAT SITE, WHICH IS AN IMPORTANT COMPONENT OF OUR BUSINESS PLAN.

         We own approximately 7 acres of commercial property in San Angelo, Texas, a portion of which we plan to sell to partially fund the construction of a retail store. We have not begun marketing such property and do not have any commitments from any parties to purchase such property. Even if a portion of the San Angelo property were sold, we would likely need additional capital in order to complete the construction of a retail store on that site. We do not have the capital in order to build the retail store and do not have any commitments to provide capital. Because we are unprofitable and already highly leveraged, we may be unable to obtain capital necessary to commence or complete construction of a retail store. Even if we are able to obtain needed capital, we may not obtain it on a timely basis and may be forced to pay a high price for capital. Our business plan anticipates that we will be able to complete construction of, and open, a store in San Angelo Texas by the spring of 2007, which is the primary revenue store for a retail nursery. If we fail, because of the absence of capital or for other reasons, to complete timely construction of that store, our revenues for 2007 will be less than expected, and our results of operations will be harmed, in part because we will continue to have debt obligations associated with the San Angelo site but may not have a commensurate amount of revenue in order to fund the debt.

WE MAY BE UNABLE TO CONTINUE TO IDENTIFY APPROPRIATE ACQUISITION TARGETS OR CONSUMMATE ACQUISITIONS OF THOSE TARGETS, AND IF WE ARE UNABLE TO DO SO OUR BUSINESS WILL NOT CONTINUE TO GROW AS PLANNED.

         Our business plan anticipates growth in part through continued acquisition of farming and retail properties or businesses. We may be unable to implement that acquisition strategy for several reasons, including the following:

         o We may be unable to locate suitable nursery businesses or properties for acquisition for various reasons, including:

             o     the absence of such businesses or properties;

             o our lack of knowledge of such businesses or properties or the fact that they are for sale;

             o our lack of sufficient working capital to conduct an adequate search for potential acquisition targets, and to conduct the due diligence necessary to evaluate the appropriateness of a potential target; and

             o our lack of expertise or experience in evaluating or operating the types of businesses or properties that are for sale.

         o The owners of businesses and properties that we are interested in acquiring may be unwilling to sell to us for various reasons, including:

             o an unwillingness to accept our restricted equity securities or a promissory note as consideration;

             o a desire to receive cash and a lack of confidence in our ability to obtain the cash necessary to close;

             o concerns with our ability to operate the business profitably or appropriately, and

             o a desire to be acquired by a larger company for strategic or personal reasons (including the desire to be employed by a larger, more stable acquirer).

         o We may be unable to raise the capital necessary to purchase those businesses or properties that we identify as potential acquisition targets quickly enough or at all in order to be able to consummate desired acquisitions.

         If we cannot continue to identify appropriate acquisition targets and consummate acquisitions, our business will not continue to grow as planned.



WE MAY BE UNABLE TO MANAGE SIGNIFICANT GROWTH.

         To successfully implement our business strategy, we must establish and achieve substantial growth in our customer base through expansion of production and sales from existing properties, through business acquisitions, and through expansion into the retail nursery business. If achieved, significant growth would place significant demands on our management and systems of financial and internal controls, particularly because of the number of places of businesses from which we operate or expect to operate. Moreover, significant growth would require an increase in the number of our personnel, particularly within sales, accounting and management. The market for such personnel remains highly competitive, and we may not be able to attract and retain the qualified personnel required by our business strategy. If successful in expanding our business, we may outgrow our present management capacity, placing additional strains on our human resources in trying to locate, manage and staff multiple locations. If we are unable to adequately manage our projected growth, our operations and financial condition may fail to improve, or even deteriorate.



WE ARE DEPENDENT UPON KEY PERSONNEL, AND THE LOSS OF SUCH PERSONNEL COULD SIGNIFICANTLY IMPAIR OUR ABILITY TO IMPLEMENT OUR BUSINESS PLAN.

         We are highly dependent upon the efforts of management, particularly Kirk Fischer, our Chairman and Chief Executive Officer, KC Holmes, our President and Chief Financial Officer, Curtis Schmid, our President of S&S Plant Farm, and Jim Fischer, our Vice President of Arizona Tree Operations. Competition for management personnel is intense, and the number of qualified managers knowledgeable about, and interested in, the tree and shrub nursery industry is limited. As a result, we may be unable to retain our key management employees or attract other highly qualified employees in the future. In addition, the large number of shares of common stock issued to our officers and directors to date are not subject to repurchase rights if such persons terminate employment with us, decreasing our ability to provide equity-based incentive for new management. We may be required to offer significant salaries and equity-based compensation in order to retain or attract qualified management personnel and key employees. If we are unsuccessful in retaining or attracting such employees, the reduction in the quantity or quality of personnel may lead to a decline in our production, sales or service capacity.

OUR FARMS ARE CURRENTLY OUR PRIMARY SOURCE OF REVENUE AND ARE VULNERABLE TO INSECTS, DISEASE, WEATHER, DROUGHT, FIRE AND OTHER NATURAL HAZARDS.


         Our tree and shrub farms are currently our primary source of revenue. In addition, as we expand into the retail business, our ability to offer competitive prices will be dependent upon our ability to produce a substantial portion of our inventory. The various plant varieties that we grow on the farms are subject to risks associated with disease, insects, weather, drought, fire and other natural hazards. We cannot prevent or predict the impact of disease, insects, weather, drought, fire or other natural hazards on our trees, shrubs and plants. If our trees, shrubs and plants we grow are damaged or destroyed by any of those elements, we could suffer a significant loss of revenue and assets. The loss would be particularly significant if the affected plants were the Eldarica Pine, which accounted for approximately 46% of our revenue in Fiscal 2005 and 28% of our sales in fiscal 2006.

TRADING IN OUR COMMON STOCK IS THIN, AND THERE IS A LIMIT TO THE LIQUIDITY OF OUR COMMON STOCK.

         Our common stock is quoted on the OTC Pink Sheets but experiences extremely low volume and is traded on a sporadic basis. Trading in our common stock is likely dominated by a few individuals. Because of the thinness of the market for our stock, the price of our common stock may be subject to manipulation by one or more stockholders and may increase or decrease significantly because of buying or selling by a single stockholder. In addition, the low volume of trading limits significantly the number of shares that one can purchase or sell in a short period of time. Consequently, an investor may find it more difficult to dispose of large numbers of shares of our common stock or to obtain a fair price for our common stock in the market.

EVEN IF A BROADER MARKET FOR OUR COMMON STOCK DEVELOPS, THE MARKET PRICE FOR OUR COMMON STOCK WILL LIKELY CONTINUE TO BE VOLATILE AND MAY CHANGE DRAMATICALLY AT ANY TIME.

         Our common stock is quoted on the OTC Pink Sheets, but experiences extremely low volume and is traded on a sporadic basis. Even if a broader market for our common stock develops, the market price of our common stock, like that of the securities of other early-stage companies, can be expected to be highly volatile. Our stock price may change dramatically as the result of announcements of our quarterly results, the execution or termination of significant contracts, significant litigation or other factors or events that would be expected to affect our business or financial condition, results of operations and other factors specific to our business and future prospects. In addition, the market price for our common stock may be affected by various factors not directly related to our business, including the following:

         o intentional manipulation of our stock price by existing or future shareholders;

         o   short selling of our common stock or related derivative securities;

         o a single acquisition or disposition, or several related acquisitions or dispositions, of a large number of our shares;

         o the interest, or lack of interest, of the market in our business sector, without regard to our financial condition or results of operations;

         o the adoption of governmental regulations and similar developments in the United States or abroad that may affect our ability to offer our products and services or affect our cost structure; and

         o economic and other external market factors, such as a general decline in market prices due to poor economic indicators or investor distrust.

OBTAINING ADDITIONAL CAPITAL THROUGH THE FUTURE SALE OF COMMON STOCK AND DERIVATIVE SECURITIES WILL RESULT IN DILUTION OF SHAREHOLDER INTERESTS.

         We plan to raise additional funds in the future by issuing additional shares of common stock, or securities such as convertible notes, options, warrants or preferred stock that are convertible into common stock. Any such sale of common stock or other derivative securities will lead to further dilution of the equity ownership of existing holders of our common stock.

OUR COMMON STOCK IS A "LOW-PRICED STOCK" AND SUBJECT TO REGULATION THAT LIMITS OR RESTRICTS THE POTENTIAL MARKET FOR OUR STOCK.

         Shares of our common stock may be deemed to be "low-priced" or "penny stock," resulting in increased risks to our investors and certain requirements being imposed on some brokers who execute transactions in our common stock. In general, a low-priced stock is an equity security that:

         o   Is priced under five dollars;

         o Is not traded on a national stock exchange, the Nasdaq National Market or the Nasdaq SmallCap Market;

         o   May be listed in the OTC Pink Sheets or the OTC Bulletin Board;

         o Is issued by a company that has less than $5 million in net tangible assets (if it has been in business less than three years) or has less than $2 million in net tangible assets (if it has been in business for at least three years); and

         o Is issued by a company that has average revenues of less than $6 million for the past three years.

         We believe that our common stock is presently a "penny stock." At any time the common stock qualifies as a penny stock, the following requirements, among others, will generally apply:

         o Certain broker-dealers who recommend penny stock to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale.

         o Prior to executing any transaction involving a penny stock, certain broker-dealers must deliver to certain purchasers a disclosure schedule explaining the risks involved in owning penny stock, the broker-dealer's duties to the customer, a toll-free telephone number for inquiries about the broker-dealer's disciplinary history and the customer's rights and remedies in case of fraud or abuse in the sale.

         o In connection with the execution of any transaction involving a penny stock, certain broker-dealers must deliver to certain purchasers the following:

             o     bid and offer price quotes and volume information;

             o     the broker-dealer's compensation for the trade;

             o the compensation received by certain salespersons for the trade;

             o     monthly accounts statements; and

             o a written statement of the customer's financial situation and investment goals.


ITEM 3.  DESCRIPTION OF PROPERTY


         We own a 272-acre tree and shrub farm located at 14660 South Highway 191 in Elfrida, Arizona, which is an approximately 90 minute drive from Tucson, Arizona. (This farm is referred to as the "Major Trees Tucson Farm.") The farm is flat, consists of desert landscape, and is surrounded by other agricultural land. Water for the farm is drawn from deep wells. This farm secures a $600,000 note maturing in February 2010. The note accrues interest annually at 7% and had an outstanding balance of $201,081 as of June 30, 2006. Principal payments of $75,000 are due annually on the note. We are permitted to prepay the note without penalty at any time. In addition, the Major Trees Tucson Farm also secures a note for $370,125, a $77,150 note with yearly payments of $50,000, and a $280,646 note. Although we plan on increasing the amount of inventory planted on this Major Trees Tucson Farm, we do not otherwise anticipate renovating, improving, or developing this property. In the opinion of our management, the Major Trees Tucson Farm is adequately covered by insurance.

         We also own a 17-acre tree and shrub farm called the Major Trees Houston Farm that is located at 19461 Mt. Pleasant Road in Montgomery, Texas, which is an approximately 30 minute drive from Houston, Texas. The farm is sloped and is surrounded by rolling hills. The farm is surrounded by national forest, other agricultural land and residential development. It is very wet and watered by both rainwater and wells. This farm secures a $400,000 note payable maturing in May 2009. The note accrues interest annually at the rate of 7% during the first year of the note (until May 2005), 8% during the second and third years of the note (May 2005-May 2007), and 9% during the fourth and fifth years of the note (May 2007-May 2009). This note had an outstanding balance of $271,198 as of June 30, 2006. The note requires monthly payments of $2,500; in addition, a balloon payment of $250,000 is required in May of 2009. In addition, this farm also secures a $370,125 note. Although we plan on increasing the amount of inventory planted on this farm, we do not otherwise anticipate renovating, improving, or developing this property. In the opinion of our management, this farm is adequately covered by insurance.

         We own the S&S Plant farm located at 4011 Todd Road in Midland, Texas, which is primarily a plant and flower growing operation. The farm is situated on 50 acres, of which 8 acres are under greenhouse and shadehouse. We currently have between 15-25 employees based on seasonality. We sell products to wholesale customers in a 250 mile radius, and we provide products to our new retail center in Midland. S&S is wholly owned by Penge Corp. This farm secures a $150,000 note payable maturing in February 2008. The note accrues interest annually at the rate of 7.25% during the term of the note. This note had an outstanding balance of $129,551 as of June 30, 2006. The note requires monthly payments of $1,370. We are permitted to prepay the note without penalty at any time and a final payment of $118,786 will be due upon maturity of the note in February 2008, assuming we do not make any prepayments and make all other payments due under the note in a timely manner. In addition, the S&S Plant Farm also secures a $100,000 note payable due August 2006 (subject to month-to-month extension). Although we plan on increasing the amount of inventory planted on this S&S Plant Farm, we do not otherwise anticipate renovating, improving, or developing this property. In the opinion of our management, this farm is adequately covered by insurance.

         We own a retail location in Midland, Texas consisting of 4 acres of real estate and a 13,000 square foot building. We recently completed a conversion of the property into a retail store including a complete remodel of the building and the addition of 32,000 square feet of greenhouse and 40,000 square feet of tree display area. This property secures a $379,084 first mortgage maturing in March 2026. The note accrues interest annually at the rate of 6.75%, and we are required to make monthly payments of $3,354.55. This property also secures a second mortgage of $450,000 maturing in January, 2008. The note accrues interest annually at 12%, and we are required to make quarterly payments of $13,500. In the opinion of our management, this property is adequately covered by insurance.

         We own 7 acres of commercial property in San Angelo, Texas sharing an intersection with Wal-Mart, Lowe's, and Sam's Club. This property secures a first mortgage for approximately $1.16 million dollars maturing July 1, 2010. The note accrues interest annually at 6% until July 1, 2006 and then will accrue interest at the rate per year that will be the lesser of 0.5% in excess of the Prime Interest Rate as published by the Wall Street Journal; or the maximum nonusurious rate of interest permitted by applicable law. We are required to make monthly interest payments of approximately $6,900. This property secures a second mortgage of approximately $56,000 maturing in January, 2007. The note accrues interest annually at 24%, and all amounts are payable in a single lump sum on the maturity date.

         We maintain our corporate records at the Texas Landscape Center located at 1501 North Fairgrounds, Midland, Texas 79707.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The table below sets forth information with respect to the beneficial ownership of our Common Stock, as of September 30, 2006, as to (1) each person who beneficially owns of record more than 5% of our outstanding Common Stock,
(2) the Chief Executive Officer and each other executive officer whose compensation from the Company for Fiscal 2006 exceeded $100,000 (the "named executive officers"), (3) each director, and (4) all of our directors and executive officers as a group. Except as otherwise indicated in the footnotes to this table, all shares are owned directly, and the persons named in the table have sole voting and investment power with respect to shares shown as beneficially being owned by them.

                                   BENEFICIAL OWNERSHIP OF COMMON STOCK

                                          OWNERSHIP AMOUNT AND
                                          NATURE OF BENEFICIAL
                 NAME                         OWNERSHIP (1)             PERCENTAGE OWNERSHIP (2)
------------------------------------      ---------------------         ------------------------
EXECUTIVE OFFICERS AND DIRECTORS (3)

Kirk Fischer (4)
CEO and Chairman and Lori Fischer
Controller                                       4,100,000(4)                     16.75%

KC Holmes (5)
President, CFO and Director                      1,748,727(5)                      7.15%

Jim Fischer (6)
Vice President of Operations (Arizona)
and Director                                     1,205,000(6)                      4.93%


All Executive Officers and Directors
as a Group (5 Persons)                           8,770,394                        28.83%

5% SHAREHOLDERS
(WHO ARE NOT NAMED EXECUTIVE OFFICERS
OR DIRECTORS)

Curtis Schmid (7)
President of S&S Plant Farm                      1,716,667                         7.01%


(1) Ownership numbers include shares of our common stock subject to options and warrants that are exercisable within 60 days of September 30, 2006.
(2) The percentages set forth above have been computed assuming the number of shares of common stock outstanding equals the sum of (a) 24,515,730, which is the number of shares of common stock actually outstanding on September 30, 2006, and (b) shares of common stock subject to options, convertible notes and similar securities exercisable to purchase common stock within 60 days of such date by the selling shareholder with respect to which such percentage is calculated.
(3)      Business address is 1501 North Fairgrounds, Midland, Texas  79705.
(4) Includes 1,250,000 shares held of record by Lori L. Fischer, our Controller and wife of Kirk Fischer, 250,000 shares held of record by Quinn J. Fischer, 250,000 shares held of record by London C. Fischer and 250,000 shares held of record by Britton K. Fischer, each a dependent son of Kirk and Lori Fischer.

(5) Includes 148,727 shares held of record by 5th Genki LLC, an entity over which Michelle Holmes, wife of K.C. Holmes, exercises voting and investment control, 400,000 shares held of record by Alecia Monet Holmes, a dependent daughter of KC and Michelle Holmes, 400,000 shares held of record by Chance Jaxon Holmes, a dependent son of KC and Michelle Holmes, 400,000 shares held of record by Brooklyn Elaine Holmes, a dependent daughter of KC and Michelle Holmes and 400,000 shares held of record by Rian Michelle Holmes, a dependent daughter of KC and Michelle Holmes.
(6) Includes 115,000 shares held of record by Ellen Fischer, Jim Fischer's wife.
(7) Includes 25,000 shares held by Karlee Schmid, and 25,000 shares held by Austin Schmid, both dependents of Curtis Schmid.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         Certain information regarding our executive officers and directors is set forth below. Our executive officers are appointed by, and continue to serve at the will of, our board of directors. Our directors are elected or appointed for terms that continue, absent resignation, death or removal by our stockholders, until the later of the next annual meeting of stockholders or until a replacement is duly appointed or elected and qualified.

        NAME                   AGE        POSITION
        ----                   ---        --------
        Kirk Fischer           39         Chief Executive Officer and Chairman
                                            of the Board
        KC Holmes              39         President, Chief Financial Officer,
                                            and Director
        Jim Fischer            60         Vice President of Operations for
                                            Arizona Tree Farm Operations and
                                            Director
        Curtis Schmid          38         President of S&S Plant Farm

         KIRK FISCHER, CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD. Mr. Fischer, 39, has served as Chief Executive Officer and Chairman of the Board of the Company since it was founded in August 2002 and as Chief Financial Officer since September 2004. Mr. Fischer's background covers a variety of different businesses, serving primarily in senior management positions. Between 1999 and 2002, Mr. Fischer started, and served as chairman and chief executive officer of, Microcap Financial Services, a company specializing in investor relations, corporate strategy and consulting services for newer public companies, and Microcap Financial Group, a finance and investment company. Mr. Fischer earned a bachelor's degree in accounting from Brigham Young University. Mr. Fischer is the husband of Lori Fischer, our Controller, and the son of Jim Fischer, our Vice President of Operations and a director.


         JIM FISCHER, VICE PRESIDENT OF OPERATIONS FOR ARIZONA TREE FARM OPERATIONS AND DIRECTOR. Mr. Fischer, 60, has served as Vice President of Operations and a director of the Company since it was founded in August 2002. Mr. Fischer has over 30 years' experience working with Cenex-affiliated farm cooperatives and businesses. Starting as general manager of the Wendell Grange Supply operation in 1978, Mr. Fischer grew the business from one location to five locations and over 100 employees that did over $25 million in sales and had over 100 employees. Mr. Fischer is the father of Kirk Fischer, our Chief Executive Officer and Chairman of the Board, and father-in-law of Lori Fischer, our Controller.


         KC HOLMES, PRESIDENT, CHIEF FINANCIAL OFFICER AND DIRECTOR. Mr. Holmes, 39, has served as President and Chief Financial Officer of the Company since March, 2005 and, prior to that, from August 2002 until September 1, 2004. He also served as Manager of Mergers & Acquisitions of Penge from late 2004 to early 2005. From 1996 to 2002, Mr. Holmes served in various capacities with The Murdock Group as an executive and board member and with Q Comm International
(QMM) as a board member and consultant. He also served as an executive of NEBO Products, an import/export wholesale business selling hardware and sporting goods, from 1996 to 1999. Mr. Holmes graduated from Brigham Young University with a degree in Psychology. Mr. Holmes is the cousin of Kirk Fischer, our Chief Executive Officer, and Chairman of the Board, and the nephew of Jim Fischer, our Vice President of Operations and a director.

         CURTIS SCHMID, PRESIDENT S&S PLANT FARM. Mr. Schmid, 38, has served as President and manager of S&S Plant Farm since March 1, 2005. Prior to that Curtis was the longtime owner and manager of S&S Plant Farm. Curtis started S&S from scratch in 1990 and built it into a multi-million dollar business over 15 years.

KEY EMPLOYEE

         Certain information regarding a key employee is set forth below.

         LORI FISCHER, CONTROLLER. Ms. Fischer has served as Controller of Penge since it was founded in August 2002. Between 1999 and 2002, Ms. Fischer served as controller of Microcap Financial Services, a company specializing in investor relations, corporate strategy, and consulting services for newer public companies, and Microcap Financial Group, a finance and investment company. Ms. Fischer earned a bachelor's degree in accounting from Brigham Young University. Ms. Fischer is the wife of Kirk Fischer, our Chief Executive Officer and Chairman of the Board, and the daughter-in-law of Jim Fischer, our director and Vice President of Operations.

BOARD COMMITTEES

         Our entire Board of Directors presently serves as our audit committee. None of the members of the audit committee satisfy the independence requirements applicable to audit committees of listed companies. In addition, the Board of Directors has determined that the audit committee does not have a member qualifying as an audit committee financial expert, as defined in Item 401(e) of Regulation S-B. To save limited capital over the last several years, we have chosen not to expand the size of our Board of Directors or to offer cash compensation to our directors. The absence of cash compensation makes recruiting persons who are not otherwise interested in our company more difficult. For these reasons, we do not have on our Board of Directors a person who would qualify as an audit committee financial expert.

         We do not presently have a standing nominating committee or compensation committee, and we do not have a nominating committee charter or a compensation committee charter.

ITEM 6. EXECUTIVE COMPENSATION

                  Summary Compensation Table. The following table sets forth the aggregate compensation earned during each of the fiscal years ended June 30, 2006, June 30, 2005 and June 30, 2004 from the Company by the named executive officers.

                                                                              LONG-TERM COMPENSATION
                                           ANNUAL COMPENSATION                AWARDS                      PAYOUTS
                                           ------------------------------     ------------------------    --------
                                                                  OTHER                     SECURITIES
                                                                  ANNUAL      RESTRICTED    UNDERLYING                  ALL OTHER
                                                                  COMPEN-     STOCK         OPTIONS/       LTIP         COMPEN-
NAME AND                                   SALARY      BONUS      SATION      AWARD(S)      SARS           PAYOUTS      SATION
PRINCIPAL POSITION             YEAR        ($)         ($)        ($)         ($)           (#)            ($)          ($)
------------------------------ ----------- ----------- ---------- ----------- ------------- -------------- ------------ ------------
Kirk Fischer,                  06/30/06     132,000        -          -            -              -             -            -
Chief Executive Officer        6/30/05      132,000        -          -         150,000           -             -            -
                               6/30/04       60,000        -          -            -              -             -            -

KC Holmes,                     06/30/06     132,000        -          -            -              -             -            -
President, CFO                 6/30/05      132,000     10,000        -         150,000           -             -            -
                               6/30/04      112,250     10,000        -            -              -             -            -


         OPTION/SAR GRANTS IN LAST FISCAL YEAR. The Company did not grant any options to purchase common stock or stock appreciation rights to any named executive officer during Fiscal 2006.

         AGGREGATE OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES. None of the named executive officer held any options to purchase common stock as of June 30, 2006 or exercised any options to purchase common stock during Fiscal 2006.

         LONG-TERM INCENTIVE PLAN. We have not granted any LTIP awards to any executive officer during the last fiscal year. We have never granted any LTIP awards.

         COMPENSATION OF DIRECTORS. Directors are reimbursed for the expenses they actually incur in attending board meetings. Directors are not paid a fee for their service or attendance at board meetings. During Fiscal 2006, we granted no options to directors. Directors, whether or not employees, are permitted to participate in our stock incentive plan.

         EXECUTIVE EMPLOYMENT AGREEMENTS, TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENTS.

         We have entered into employment agreements dated February 15, 2005 with each of Kirk Fischer, our CEO and Chairman, and KC Holmes, our President and a director, governing their employment with us. Under the agreements, which have a fixed term of five years, we are required to pay a base salary of $132,000 per year, subject to increase beginning on July 1, 2006 of an amount equal to the greater of 3% of the prior base salary or 1% of base salary for every 10% increase in revenues over the prior fiscal year. We agreed to pay each a one-time bonus of 500,000 shares of common stock in 2005 (for bonuses not paid in 2002, 2003 and 2004), a bonus of $2,000 for each $100,000 in revenue growth Fiscal 2005 over Fiscal 2004, and for Fiscal 2006 through the fiscal year ended June 30, 2009, a bonus of $1,000 for each $.001 per share in earnings growth achieved over the prior year (provided that the measurement shall begin at zero if prior year earnings per share was negative). Each is also entitled to standard employee benefits and a $500 monthly car allowance. Upon termination by the Company of each of their employment with or without cause, the Company is required to continue to pay the employee's then-current base salary throughout the five-year term of the agreement, and all of the employee's stock options immediately and automatically vest in full.

         We have entered into an employment agreement dated February 15, 2005 with James Fischer, our Vice President of Operations for Arizona Tree Farm operations and a director, governing his employment with us. Under the agreement, which has a fixed term of five years, we are required to pay a base salary of $75,000, subject to a 5% increase per year. We agreed to pay him a one-time bonus of 50,000 shares of common stock in 2005 (for bonuses not paid in 2002, 2003 and 2004), a bonus of $7,200 for Fiscal 2005 and a bonus of 10% of base salary condition upon successful management of our Major Trees Tuscon Farm. Mr. Fischer is entitled to standard employee benefits and a $500 a month car allowance. Upon termination by the Company of his employment with or without cause, the Company is required to continue to pay the employee's then-current base salary throughout the five-year term of the agreement, and all of the employee's stock options immediately and automatically vest in full.

         We have entered into an employment agreement dated March 1, 2005 with Curtis Schmid, the President of our S&S Plant Farm pursuant to which we have agreed to pay him a base salary of $48,000 per year, pay bonuses at our discretion and provide standard benefits. The agreement has a fixed term of five years. Upon termination by the Company of his employment with or without cause, the Company is required to continue to pay the employee's then-current base salary throughout the five-year term of the agreement, and all of the employee's stock options immediately and automatically vest in full.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The following section discusses certain transactions that have occurred since July 1, 2003, between us and our officers, directors, beneficial holders of 5% or more of our common stock, and certain others that may be deemed to be affiliates.

         In September 2003, we granted options to purchase 100,000 shares of our common stock to Rocky Fischer, the brother of Kirk Fischer, our Chief Executive Officer, Chief Financial Officer and Chairman of the Board, for consulting services.

         During Fiscal 2004 and Fiscal 2005, respectively, we paid Rocky Fischer, the brother of Kirk Fischer, our Chief Executive Officer and Chairman of the Board, $24,020 and $25,875 for consulting services.

         During Fiscal 2004 and Fiscal 2005, we provided the compensation described in the section entitled "Executive Compensation" to the named executive officers. We also compensated Lori Fischer, the Controller and wife of Kirk Fischer, $106,075 in Fiscal 2004 and $38,000 in Fiscal 2005.

         The table below summarizes advances made to us by management and other related parties during Fiscal 2004 and Fiscal 2005 and the balance owed by Penge to such individuals as of June 30, 2006:


                     BALANCE     2004        2004     BALANCE      2005        2005     BALANCE     2006        2006      BALANCE
    INDIVIDUAL       6/30/03   ADVANCES    PAYMENTS   6/30/04    ADVANCES    PAYMENTS   6/30/05   ADVANCES    PAYMENTS   06/30/06
----------------    ---------  ---------  ----------  --------  ----------  ----------  --------  ---------   --------   --------
Jim Fischer                --     25,411    (25,411)        --          --         --         --

KC Holmes              12,209     51,300    (63,509)        --      34,270    (29,126)     5,144     47,748    (5,144)     47,748

Kirk Fischer              511     36,700    (37,211)        --

Lori Fischer            3,524    127,388   (120,678)    10,234     115,528   (125,762)              197,105   (60,473)    136,632
                    ---------  ---------  ----------  --------  ----------  ----------  --------  ---------   --------   --------

             Total     16,244    240,799   (246,809)    10,234     149,798   (154,888)     5,144    244,853   (65,617)    184,380

         In March of 2005, we paid Curtis Schmid $1,500,000 for the S&S Plant Farm. He received $300,000 cash, $200,000 on an 11 month note, $500,000 on a 5 year note, 1,666,667 shares of common stock and $10,000 in additional inventory buyout money.

         In February 2005, we paid accrued stock bonuses of 50,000 shares to Jim Fischer, 500,000 shares to Kirk Fischer and 500,000 shares to KC Holmes.

         In February 2005, Rocky Fischer, Kirk Fischer, Jim Fischer, and KC Holmes each paid cash and signed a promissory note to exercise 1,000,000 options each to purchase Penge common stock.

         In Fiscal 2005, Lori Fischer put her house up as collateral and cosigned on a promissory note on behalf of Penge Corp in the amount of $172,020.

         In Fiscal 2006, Lori Fischer loaned the company $197,105 and was paid back $60,473.

         In Fiscal 2006, KC Holmes loaned the company $47,748 and was paid back $5,144.

ITEM 8. DESCRIPTION OF SECURITIES

         Our authorized capital stock consists of 50,000,000 shares of common stock, $.001 par value, and 5,000,000 shares of preferred stock, $.001 par value.

COMMON STOCK

         As of September 30, 2006, there were 24,515,730 shares of our common stock issued and outstanding. There were approximately 340 shareholders of record.

         The holders of common stock are entitled to one vote per share on each matter submitted to a vote of stockholders. In the event of liquidation, holders of common stock are entitled to share ratably in the distribution of assets remaining after payment of liabilities, if any. Holders of common stock have no cumulative voting rights and the holders of a majority of the outstanding shares have the ability to elect all of the directors. Holders of common stock have no preemptive or other rights to subscribe for shares. Holders of common stock are entitled to such dividends as may be declared by the board of directors out of funds legally available for dividends. The rights, preferences and privileges of holders of our common stock are subject to any series of preferred stock that we may issue in the future, as described below.

PREFERRED STOCK

         As of September 30, 2006, there were no shares of our preferred stock issued or outstanding. Our board of directors has the authority to issue preferred stock in one or more series and to fix the number, designation, power, preferences and relative, participating, optional and other rights, and the qualifications, limitations and restrictions thereof, if any, of any series of preferred stock, including, without limitation, the following, without any further vote or action by our shareholders:

o the distinctive designation of, and the number of shares of preferred stock which shall constitute the series, which number may be increased (except as otherwise fixed by the board of directors) or decreased (but not below the number of shares thereof then outstanding) from time to time by action of the board of directors;

o the dividend rate of such series, the conditions and times upon which such dividends shall be payable, the relation which such dividends shall bear to the dividends and/or other payments payable on or with respect to any other class or classes of stock or series thereof, or on the other series of the preferred stock, and whether dividends shall be cumulative or noncumulative;

o the conditions upon which the shares of such series shall be subject to redemption by the Company and the times, prices and other terms and provisions upon which the shares of such series may be redeemed;

o whether or not the shares of such series shall be subject to the operation of retirement or sinking fund provisions to be applied to the purchase or redemption of such shares and, if such retirement or sinking fund be established, the annual amount thereof and the terms and provisions relative to the operation thereof and the relation payments on such retirement or sinking fund shall bear to any payments and/or distributions on or with respect to each other class or classes of stock or series thereof, or on or with respect to the other series of the preferred stock;

o whether or not the shares of such series shall be convertible into or exchangeable for shares of any other class or classes, with or without par value, or of any other series of the preferred stock and, if provision is made for conversion or exchange, the times, prices, rates, adjustments and other terms and conditions of such conversion or exchange;

o whether or not the shares of the series shall have voting rights, in addition to the voting rights provided by law, as such voting rights granted by law may be modified or limited in the provisions designating such series, and, if so, subject to the limitations hereinafter set forth, the terms of such additional voting rights; and

o the rights of the shares of such series in the event of voluntary or involuntary liquidation, dissolution or upon distribution of assets of the Company.

The issuance of preferred stock by our Board of Directors could adversely affect the rights of holders of our common stock. The potential issuance of preferred stock may

        o have the effect of delaying or preventing a change in control of the Company;

        o discourage bids for the common stock at a premium over the market price of the common stock; and

        o adversely affect the market price of, and the voting and other rights of the holders of, our common stock.

                                    PART II.

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         Shares of common stock are quoted on the OTC Pink Sheets under the symbol "PNGC." Trading in our common stock is sporadic. We do not have access to daily bid price information for our common stock; however, according to the OTC Pink Sheets, the high and low sale prices for our common stock subsequent to the closing of the merger on June 30, 2005 have been $2.00 per share and $0.05 per share, respectively. As of close of business on June 30, 2006, the reported bid price for our common stock was .20 and the ask price for our common stock was $1.20 with a last trade of $1.45

COMMON STOCK OUTSTANDING AND AVAILABLE FOR FUTURE SALE

         Future sales of substantial amounts of common stock in the public market or the prospect of such sales could adversely affect market prices for our common stock (to the extent that any such market develops).

         As of June 30, 2006, there were 24,515,730 shares of our common stock outstanding held by approximately 340 holders of record. In addition, there were 845,000 shares of common stock authorized for issuance upon the exercise of outstanding options and warrants granted pursuant to our stock option plan, 3,150,000 shares of common stock reserved for the future grant of stock options under that plan, and 4,703,767 shares of common stock issuable upon the conversion of convertible notes payable.

         Of our outstanding shares of common stock, approximately 93% are "restricted securities," as defined in Rule 144 promulgated under the Securities Act, and may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration, including an exemption under Rule 144. The holding period for substantially all such restricted shares began to run on June 30, 2005.

         In general under Rule 144, a person, including an "affiliate" of the Company, who has beneficially owned restricted shares for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of common stock (approximately 244,729 shares of common stock as of the date hereof) or the average weekly trading volume of the common stock during the four calendar weeks preceding the sale. Sales under Rule 144 are subject to manner-of-sale restrictions, notice requirements, and the availability of current public information about us. Rule 144(k) provides that a person who is not an "affiliate" of the issuer at any time during the three months preceding a sale and who has beneficially owned shares for at least two years is entitled to sell those shares at any time without compliance with the public information, volume limitation, manner of sale, and notice provisions of Rule 144.

DIVIDENDS

         We have never declared or paid cash dividends on our shares of common stock. We currently intend to retain future earnings for use in our business and, therefore, do not anticipate paying any dividends on our shares of common stock in the foreseeable future.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

         Set forth below is certain information about the number of shares of our common stock subject to options, warrants and other rights granted, or that may be granted, under our equity compensation plans as of June 30, 2006. The equity compensation plan that has been approved by security holders is the 2002 Stock Incentive Plan. We have no equity compensation plans that have not been approved by security holders.

                      EQUITY COMPENSATION PLAN INFORMATION
                                                                                    Number of securities
                                                                                          remaining
                                                                                     available for future
                            Number of securities to be      Weighted-average         issuance under equity
                             issued upon exercise of         exercise price            compensation plans
                               outstanding options,      of outstanding options,     (excluding securities
       Plan category           warrants and rights         warrants and rights      reflected in column (a))
-------------------------------------------------------------------------------------------------------------
                                       (a)                        (b)                        (c)
Equity compensation plans
approved by security
holders                              845,000                     $0.25                    3,150,000
-------------------------------------------------------------------------------------------------------------
Equity compensation plans
not approved by security
holders                                None                       None                       None
-------------------------------------------------------------------------------------------------------------

Total                                845,000                      N/A                     3,150,000
-------------------------------------------------------------------------------------------------------------

ITEM 2. LEGAL PROCEEDINGS

         We are not aware of any pending or threatened legal proceedings that, singly or in the aggregate, would reasonably be expected to have a material adverse effect on our business, financial condition, or results of operations.

ITEM 3. CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS

         On December 31, 2004 we terminated our engagement of Pritchett, Siler & Hardy, P.C. ("Pritchett Siler") as our independent registered public accounting firm. The decision to terminate Pritchett Siler was approved by our Board of Directors, which functions as our audit committee. No report of Pritchett Siler on our financial statements for the fiscal years ended June 30, 2003 or June 30, 2004 contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principals.

         During the fiscal years ended June 30, 2003 and June 30, 2004, and during the interim period between July 1, 2004 and the date of the this Report, there were no disagreements with Pritchett Siler on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreement, if not resolved to the satisfaction of Pritchett Siler, would have caused it to make reference to the subject matter of the disagreements in its reports. There were no "reportable events," as described in
Item 304(a)(1)(v) of Regulation S-K, during the fiscal years ended December 31, 2003 and December 31, 2004, and from July 1, 2004 to the date of this Report.

         On April 8, 2005 with the approval of our Board of Directors, we engaged Gregory & Eldredge, LLC (now Gregory & Associates, LLC) as our independent public accountants. No consultations occurred between the Company and Gregory & Associates, LLC during the two prior fiscal years, or in any interim period preceding the appointment of Gregory & Associates, LLC, regarding the application of accounting principles, the type of audit opinion that might be rendered or any other accounting, auditing or financial reporting issue.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES


         Set forth below is information regarding all securities sold during the period from July 1, 2003 through September 30, 2006 by Penge Nevada and sold by Penge Delaware subsequent to, and in connection with, the June 30, 2005 merger by which it acquired by business of Penge Nevada.


SHARES OF COMMON STOCK

         Between July 2003 and September 2003, we offered and sold 680,000 shares of our common stock at $0.25 per share to seven investors. Of those 680,000 shares, 260,000 shares were sold for cash totaling $65,000 and 420,000 shares were sold for a subscription receivable of $105,000, which was subsequently paid in full. The offer and sale of such shares of our common stock were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and rules promulgated thereunder, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

         Between August 2003 and September 2004, we offered and sold 717,332 shares of our common stock at $0.30 per share to thirteen investors. Of these shares, 450,664 were sold for cash totaling $135,199, 166,667 shares were sold for a subscription receivable of $50,000, and 100,001 shares were sold for a subscription receivable of $30,000. The offer and sale of such shares of our common stock were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and rules promulgated thereunder, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

         In May 2004, we issued 400,000 shares of our common stock valued at $120,000, or $0.30 per share, together with other consideration to H. Preston and Shirley Franks in connection with our acquisition of certain assets of Sampres Tree Farms, L.L.C. The offer and sale of such shares of our common stock were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Rule 506 promulgated under the Securities Act and in Section 4(2) of the Securities Act, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

         In February 2005, we issued 70,375 shares of our common stock valued at $21,112, or $0.30 per share for consulting services rendered. The offer and sale of such shares of our common stock were effected in reliance upon the exemption for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and rules promulgated thereunder, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act

         In March 2005, we issued 1,150,000 shares of our common stock valued at $345,000, or $0.30 per share to Kirk Fischer, KC Holmes, and Jim Fischer (officers of the company) as bonuses. The offer and sale of such shares of our common stock were effected in reliance upon the exemptions for sales of securities not involving a public offering as set forth in Section 4(2) of the Securities Act and rules promulgated thereunder, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act

         In March 2005, we issued 1,166,667 shares of our common stock valued at $500,000, or $0.30 per share, together with other consideration to Curtis and Tiffany Schmid in connection with our acquisition of the capital stock of S&S Plants Farm, Inc. The offer and sale of such shares of our common stock were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Rule 506 promulgated under the Securities Act and in Section 4(2) of the Securities Act and rules promulgated thereunder, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act

         In June 2005, we issued 50,000 shares of our common stock valued at $15,000, or $0.30 per share for consulting services. The offer and sale of such shares of our common stock were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and rules promulgated thereunder, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act

         Between April 2005 and June 2005, we offered and sold 922,000 shares of our common stock at $0.50 per share. Of these shares, 872,000 were sold for cash totaling $242,500 and subscriptions receivable of $193,500, and 50,000 shares were issued for consulting services. The offer and sale of such shares of our common stock were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and rules promulgated thereunder, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

         As of June 30, 2005, Penge Nevada merged with a subsidiary of Profile Diagnostic Sciences, Inc., a Delaware corporation with no current operations, and all outstanding shares of common stock were exchange on a 1:1 ratio for shares of common stock of Profile Diagnostic Sciences, Inc. Following the merger, the officers and directors of Penge Nevada became the officers and directors of Profile Diagnostic Sciences, Inc. and the business of Penge Nevada and its affiliates became the business of Profile Diagnostic Sciences, Inc. Following the merger, we changed the name of Profile Diagnostic Sciences, Inc. to "Penge Corp" The offer and sale of such shares of common stock of Profile Diagnostics Sciences, Inc. to stockholders of Penge Nevada was effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Rule 506 promulgated under the Securities Act and in
Section 4(2) of the Securities Act and rules promulgated thereunder, based upon the following: (a) there were no more than 35 shareholders that were not "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to the transaction; (c) the shareholders were provided with disclosure materials complying with Rule 502(b) and all other information requested in connection with their voting decision; (d) the shareholders acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act; and (f) a Form D was filed with the SEC with respect to the transaction.


         Between June 2005 and March 2006, we offered and sold 178,575 shares of our common stock at $0.70 per share to a total of five investors. Of these shares, all were sold for cash totaling $125,000. The offer and sale of such shares of our common stock were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and rules promulgated thereunder, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

         In August 2005, Richard Westin converted 5,000 shares of common stock at $0.30 per share that were held as options for cash totaling $1,500. The offer and sale of such shares of our common stock were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and rules promulgated thereunder, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

         Between January 2006 and June 2006, we issued 50,000 shares of our common stock for employee compensation to the family of Curtis Schmid, our President of S&S Plant Farm. We issued 74,286 for services at $0.70 per share valued at $52,000 The offer and sale of such shares of our common stock were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and rules promulgated thereunder, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

         In December 2005, we issued 1,091,995 shares of our common stock for notes payable conversion and accrued interest valued at $302,840 plus $100,748 in beneficial conversion. The offer and sale of such shares of our common stock were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and rules promulgated thereunder, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

         In June 2006, we issued 356,083 shares of our common stock for notes payable conversions and accrued interest valued at $106,825. The offer and sale of such shares of our common stock were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and rules promulgated thereunder, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

         Between April 2006 and September 2006, we offered and sold 81,429 shares of common stock at $0.70 per share to a total of five investors. The shares were all sold for cash totaling $57,000. The offer and sale of such shares of our common stock were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and rules promulgated thereunder, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

CONVERTIBLE NOTES PAYABLE

         In March 2004, we issued a convertible note payable secured by both of our farms totaling $300,000 to two investors. This note bears interest annually at 10% with unpaid principal and accrued interest convertible into shares of our common stock at $0.30 per share. The offer and sale of such convertible note payable were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and rules promulgated thereunder, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

         Between March and June 2004, we issued unsecured convertible notes payable totaling $55,000 to four investors. These notes bear interest annually at 10%, mature between September and December 2006 and are convertible into shares of our common stock at $0.25 per share during the first six months, at $0.35 per share during the second six months, and at $0.50 per share thereafter. The offer and sale of such convertible notes payable were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and rules promulgated thereunder, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

         In July 2004, we issued a convertible note payable for $200,000 to two investors, secured by 50,000 trees from our inventory, bearing interest annually at 10% and maturing in January 2007. The unpaid principal and interest on the note is convertible into shares of our common stock at $0.24 per share during the first year, at $0.30 per share during the second year, and at $0.35 per share thereafter. The offer and sale of such note were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and rules promulgated thereunder, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to the offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

         In August 2004, we issued a convertible note payable for $50,000 to one investor, secured by 7,693 trees from our inventory, bearing interest at 12% per annum and maturing in August 2006. The unpaid principal and interest on the note is convertible into shares of our common stock at $0.24 per share during the first year, at $0.30 per share during the second year, and at $0.35 per share thereafter. The loan also included the issue of 50,000 warrants to buy stock at $0.30 per share for 10 years. The offer and sale of such note were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and rules promulgated thereunder, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to the offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act.

         Between February 2005 and March 2005, we issued convertible notes payable totaling $630,000 to nine investors and were secured by 96,923 inventory trees. These notes bear interest annually at 12%, mature between February and March, 2007 and are convertible into shares of our common stock at $0.30 per share during the two year period. The offer and sale of such note were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and rules promulgated thereunder, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to the offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

         In March 2005, we issued a convertible notes payable for $370,125 to nine investors, secured by 56,942 inventory trees, bearing interest annually at 12% and maturing in March 2007. The notes are convertible into shares of our common stock at $0.30 per share during the two year period. The offer and sale of such notes were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and rules promulgated thereunder, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to the offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

         Between April 2005 and June 2005, we issued convertible notes payable totaling $848,000 to sixteen investors. These notes bear interest annually at 10%-15%, mature between April 2007 and June 2007 and are convertible into shares of our common stock at $0.65 to $0.75 per share. The offer and sale of such notes were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and rules promulgated thereunder, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to the offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

         Between August 2005 and March 2006, we issued convertible notes payable totaling $662,500 and were secured by 99,275 inventory trees. These notes bear interest annually at 12%, mature between August 2007 and March 2008 and are convertible into shares of our common stock at $0.95 per share during the first 12 months, and at $01.10 per share during the second 12 months. The offer and sale of such notes were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and rules promulgated thereunder, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to the offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

         Between April 2006 and September 2006, we issued convertible notes payable totaling $50,000 and $50,000, and were secured by 7,425 and 7,684 inventory trees respectively. These notes bear interest annually at 12%, mature May 2008 and are convertible into shares of our common stock at $0.95 per share during the first 12 months, at $1.05 and $1.10 per share respectively during the second 12 months. The offer and sale of such notes were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act and rules promulgated thereunder, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to the offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

OPTIONS TO PURCHASE SHARES OF COMMON STOCK

         In September 2003, we granted Rocky Fischer 100,000 options to purchase shares of our common stock at an exercise price of $0.30 per share during a term of 10 years under our 2002 Stock Incentive Plan. In September 2004, we granted Doug Bean 200,000 options to purchase shares of our common stock at an exercise price of $0.30 per share during a term of 10 years under our 2002 Stock Incentive Plan.

         In February 2005, we granted consultants and employees 300,000 options to purchase shares of our common stock at an exercise price of $0.30 per share during a term of 2 years under our 2002 Stock Incentive Plan. The two consultants assisted us with business planning and consulting, and the employee was a longtime employee and mother of Curtis Schmid.

         The offers and issuances of the options to purchase shares of our common stock described in the preceding paragraph were effected in reliance upon the exemption for offers and sales pursuant to certain compensatory benefit plans as set forth in Rule 701 promulgated under the Securities Act, based upon the following: (a) the offers and issuances were made pursuant to a written compensatory benefit plan established by us for the compensation of our officers, employees, directors, consultants and other permitted persons; (b) the recipients of such options were officers, employees, directors, consultants or other permitted persons at the time of the issuance of the options (and any recipients that were consultants provided bona fide services unrelated to a capital-raising transaction or the promotion of a market for our stock in exchange for such options); (c) we were not subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, at the time of issuance of the options; (d) the aggregate sale price, calculated in accordance with Rule 701, of the options issued in reliance on Rule 701 during any 12-month period did not exceed $1 million; (e) all recipients were provided with certain disclosure materials and all other information requested with respect to our company, including a copy of the governing compensatory benefit document; (f) the option recipients acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (g) the governing option agreement requires that, unless otherwise permitted by law, a legend be placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

         In August 2004, we offered and sold options to purchase 50,000 shares of our common stock to a single investor in connection with a $50,000 secured note payable. The offer and sale of such options to purchase shares of our common stock were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Rule 506 promulgated under the Securities Act and in Section 4(2) of the Securities Act, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our Certificate of Incorporation, as amended and restated (our "Certificate"), and bylaws provide that, except to the extent prohibited by the Delaware General Corporate Law (the "DGCL"), as amended, our directors shall not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Company.

         Our Certificate and bylaws provide that the Company shall indemnify, to the extent permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid or to be paid in settlement reasonably incurred by such person in connection with such action, suit or proceeding.

         At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Certificate. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, we have been informed that in the opinion of the SEC such indemnification is contrary to public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                    PART F/S

Attached hereto beginning on Page F-1 following the signature pages are the following audited financial statements of Penge Corp and its consolidated subsidiaries.

--------------------------------------------------------------------------------
PENGE CORP AND SUBSIDIARIES                                         BEGINNING ON
                                                                            PAGE
--------------------------------------------------------------------------------
Independent Auditors' Report                                                 F-1
--------------------------------------------------------------------------------
Consolidated Balance Sheet as of June 30, 2006                               F-2
--------------------------------------------------------------------------------
Consolidated Statements of Operations for the years ended
  June 30, 2006 and June 30, 2005                                            F-4
--------------------------------------------------------------------------------
Consolidated Statements of Shareholders' Equity for the years ended
  June 30, 2006 and June 30, 2005                                            F-5
--------------------------------------------------------------------------------
Consolidated Statements of Cash Flows for the years ended
  June 30, 2006 and June 30, 2005                                            F-8
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements                                  F-12
--------------------------------------------------------------------------------


                                                                  PART III

ITEMS 1 & 2. INDEX AND DESCRIPTION TO EXHIBITS


 EXHIBIT NO.                             EXHIBIT                               INCORPORATED BY REFERENCE/FILED HEREWITH
--------------    -------------------------------------------------------      -----------------------------------------

     2.1          Asset Purchase Agreement by and Among Penge Corp,            Incorporated by reference to the
                  Kirk Fischer and H. Preston and Shirley M. Franks            Company's Registration Statement on
                  along with Major Trees Houston Farm L.L.C. dated as          Form SB-2, File Number 333-119947,
                  of May 20, 2004 and exhibits                                 filed with the Commission on October
                                                                               25, 2004.

     2.3          Asset Purchase Agreement by and Among Penge Corp,            Filed herewith
                  Kirk Fischer and Curtis Schmid along with S&S Tree
                  Farm dated as of March 2005 and exhibits

     2.4          Agreement and Plan of Merger by and among Penge              Incorporated by reference to the
                  Corp., Penge Acquisition Corp., and Profile                  Company's Registration Statement on
                  Diagnostics Sciences, Inc. dated June 30, 2005               Form 10-SB, File No. 000-52180, filed
                                                                               with the Commission on August 14, 2006.

     4.1          Certificate of Incorporation, as amended to date             Incorporated by reference to the
                                                                               Company's Registration Statement on
                                                                               Form 10-SB, File No. 000-52180, filed
                                                                               with the Commission on August 14, 2006.

     4.2          Bylaws, as amended to date                                   Incorporated by reference to the
                                                                               Company's Registration Statement on
                                                                               Form 10-SB, File No. 000-52180, filed
                                                                               with the Commission on August 14, 2006.

     4.3          Form of Common Stock Certificate                             Filed herewith

    10.1          2002 Stock Incentive Plan                                    Incorporated by reference to the
                                                                               Company's Registration Statement on
                                                                               Form SB-2, File Number 333-119947, filed
                                                                               with the Commission on October 25, 2004.

    10.2          Form of Incentive Stock Option Agreement                     Incorporated by reference to the
                                                                               Company's Registration Statement on
                                                                               Form SB-2, File Number 333-119947,
                                                                               filed with the Commission on October
                                                                               25, 2004.

    10.3          Form of Non Statutory Option Agreement                       Incorporated by reference to the
                                                                               Company's Registration Statement on
                                                                               Form SB-2, File Number 333-119947,
                                                                               filed with the Commission on October
                                                                               25, 2004.

    10.4          Form of Convertible Note Purchase Agreement                  Incorporated by reference to the
                                                                               Company's Registration Statement on
                                                                               Form SB-2, File Number 333-119947,
                                                                               filed with the Commission on October
                                                                               25, 2004.

    10.5          Form of Convertible Promissory Note                          Incorporated by reference to the
                                                                               Company's Registration Statement on
                                                                               Form SB-2, File Number 333-119947,
                                                                               filed with the Commission on October
                                                                               25, 2004.

    10.6          $400,000 Real Estate Lien Note and Deed of Trust             Incorporated by reference to the
                  between Penge Corp, Kirk Fischer and Major Trees             Company's Registration Statement on
                  Houston Farm, L.L.C. and H. Preston Franks and               Form SB-2, File Number 333-119947,
                  Shirley M. Franks dated May 26, 2004                         filed with the Commission on October
                                                                               25, 2004.

    10.7          $200,000 Promissory Note between Penge Corporation           Incorporated by reference to the
                  and Steven Sutherland dated September 27, 2002               Company's Registration Statement on
                                                                               Form SB-2, File Number 333-119947,
                                                                               filed with the Commission on
                                                                               October 25, 2004.

    10.8          $600,000 Promissory Note between Penge Corporation           Incorporated by reference to the
                  and Roger Major and Barbara Major dated September 27,        Company's Registration Statement on
                  2002                                                         Form SB-2, File Number 333-119947,
                                                                               filed with the Commission on October
                                                                               25, 2004.

    10.9          $100,000 Promissory Note between Penge Corporation           Incorporated by reference to the
                  and Curtis & Tiffany Schmid                                  Company's Registration Statement on
                                                                               Form 10-SB, File No. 000-52180, filed
                                                                               with the Commission on August 14, 2006.

                                                           38


    10.10         $200,000 Real Estate Lien Note between Penge                 Filed herewith
                  Corporation and Mark Reis



    10.11         $20,000 Promissory Note between Penge Corporation and        Incorporated by reference to the
                  Stefan Weiss                                                 Company's Registration Statement on
                                                                               Form 10-SB, File No. 000-52180, filed
                                                                               with the Commission on August 14, 2006.

    10.12         $200,000 Promissory Note between Penge Corporation           Incorporated by reference to the
                  and Philip Oleson                                            Company's Registration Statement on
                                                                               Form 10-SB, File No. 000-52180, filed
                                                                               with the Commission on August 14, 2006.

    10.13         $500,000 Note Payable between Penge Corporation and          Filed herewith
                  Curtis Schmid

    10.14         $172,000 Note Payable between Penge Corporation and          Filed herewith
                  Monitor Finance/First Capital

    10.15         $280,646 Note Payable between Penge Corporation and          Filed herewith
                  Monitor Finance/First Capital

    10.16         $100,000 Note Payable between Penge Corporation and          Filed herewith
                  Chris Parker

    10.17         $150,000 Promissory Note between S&S Farms, Inc. and         Filed herewith
                  American State Bank

    10.18         Form of Convertible Note Payable bearing 12% interest        Incorporated by reference to the
                  and convertible at $0.65 per share during the first          Company's Registration Statement on
                  year and $0.75 per share during the second year              Form 10-SB, File No. 000-52180, filed
                                                                               with the Commission on August 14, 2006.

    10.19         Form of Convertible Note Payable bearing 12% interest        Incorporated by reference to the
                  and convertible at $0.95 per share during the first          Company's Registration Statement on
                  year and $1.05 per share during the second year              Form 10-SB, File No. 000-52180, filed
                                                                               with the Commission on August 14, 2006.

    10.20         Form of Convertible Note Payable bearing 12% interest        Incorporated by reference to the
                  and convertible at $0.95 per share during the first          Company's Registration Statement on
                  year and $1.10 per share during the second year              Form 10-SB, File No. 000-52180, filed
                                                                               with the Commission on August 14, 2006.

    10.21         Form of Convertible Note Payable bearing 12% interest        Incorporated by reference to the
                  and convertible at $[   ] per share during the first         Company's Registration Statement on
                  year and $[   ] per share during the second year             Form 10-SB, File No. 000-52180, filed
                                                                               with the Commission on August 14, 2006.

    10.22         Employment Agreement with Kirk Fischer                       Incorporated by reference to the
                                                                               Company's Registration Statement on
                                                                               Form 10-SB, File No. 000-52180, filed
                                                                               with the Commission on August 14, 2006.

    10.23         Employment Agreement with KC Holmes                          Incorporated by reference to the
                                                                               Company's Registration Statement on
                                                                               Form 10-SB, File No. 000-52180, filed
                                                                               with the Commission on August 14, 2006.

    10.24         Employment Agreement with Jim Fischer                        Incorporated by reference to the
                                                                               Company's Registration Statement on
                                                                               Form 10-SB, File No. 000-52180, filed
                                                                               with the Commission on August 14, 2006.

    10.25         Employment Agreement with Curtis Schmid                      Incorporated by reference to the
                                                                               Company's Registration Statement on
                                                                               Form 10-SB, File No. 000-52180, filed
                                                                               with the Commission on August 14, 2006.

    21.1          Subsidiary List                                              Filed herewith

    23.1          Consent of Independent Registered Public Accounting          Filed herewith
                  Firm


                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PENGE CORP


Date:  October 4, 2006                 By: /s/ Kirk Fischer
                                           -------------------------------------
                                           Kirk Fischer, Chief Executive Officer

                           PENGE CORP AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                                  JUNE 30, 2006

                          PENGE CORP. AND SUBSIDIARIES


                                    CONTENTS

                                                                            PAGE
                                                                            ----


    Report of Independent Registered Public Accounting Firm                  F-1

    Consolidated Balance Sheets, June 30, 2006 and 2005                      F-2

    Consolidated Statements of Operations,
       for the years ended June 30, 2006 and 2005                            F-4

    Consolidated Statement of Stockholders Equity, for the years
       ended June 30, 2006 and 2005                                          F-5

    Consolidated Statements of Cash Flows, for the years
       ended June 30, 2006 and 2005                                         F-10

    Notes to Consolidated Financial Statements                              F-14

                        [GREGORY & ASOCIATES, LLC LOGO]
               4631 SO. SYCAMORE DR. - SALT LAKE CITY, UTAH 84117
                    (801) 277-2763 PHONE - (801) 277-6509 FAX

                              REPORT OF INDEPENDENT
                        REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
PENGE CORP. AND SUBSIDIARIES
Midland, TX 79707

We have audited the accompanying consolidated balance sheet of Penge Corp., and subsidiaries as of June 30, 2006 and 2005, and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for the years ended June 30, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal controls over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements audited by us present fairly, in all material respects, the financial position of Penge Corp., and subsidiaries as of June 30, 2006 and 2005, and the results of its consolidated operations and its consolidated cash flows for the years ended June 30, 2006 and 2005, in conformity with generally accepted accounting principles in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 18 to the financial statements, the Company has a negative working capital, has incurred reoccurring losses since its inception, and has not generated positive cash flows from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 18. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.


/s/ Gregory & Associates, LLC

Salt Lake City, Utah
August 12, 2006

                          PENGE CORP. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS


                                     ASSETS

                                                      June 30,         June 30,
                                                        2006             2005
                                                     ----------       ----------
CURRENT ASSETS:
Cash                                                 $  111,915       $  338,291
Accounts receivable, net                                 89,062          129,152
Inventories                                           2,442,469        1,681,832
Prepaid assets                                            4,769            4,098

                                                     ----------       ----------
Total Current Assets                                  2,648,215        2,153,373

PROPERTY, PLANT AND EQUIPMENT, net                    4,710,650        2,624,858

LAND HELD FOR SALE                                    1,636,675        1,374,481

OTHER ASSETS:
Deferred loan costs                                         229           68,483
Deposits                                                     --              560
Goodwill                                                150,000          150,000
Definite-life intangible assets, net                     13,490           25,053

                                                     ----------       ----------
Total Other Assets                                      163,719          244,096
                                                     ----------       ----------
                                                     $9,159,259       $6,396,808
                                                     ==========       ==========


                                   [Continued]

  The accompanying notes are an integral part of these consolidated financial statements

                             PENGE CORP. AND SUBSIDIARIES
                              CONSOLIDATED BALANCE SHEETS

                          LIABILITIES & SHAREHOLDERS' EQUITY

                                      (CONTINUED)


                                                           June 30,         June 30,
                                                             2006             2005
                                                         -----------      -----------
CURRENT LIABILITIES:
Current portion of notes payable                             940,272           46,400
Current portion of related party notes payable               266,863          273,198
Current portion convertible notes payable                    918,125               --
Current portion related party convertible notes payable      150,000               --
Current Portion of Lease Liability                            63,700               --
Accounts payable                                           1,320,214          601,104
Related party accounts payable                               217,590           45,478
Customer deposits                                                 --            3,271
Contingent derivative liabilities                             56,203           56,217
Other accrued liabilities                                    284,040           90,641

                                                         -----------      -----------
Total Current Liabilities                                  4,217,007        1,116,309

LONG-TERM DEBT:
Notes payable, less current portion                        1,500,154        1,735,312
Related party notes payable, less current portion            771,760        1,038,417
Convertible notes payable, less current portion            1,578,156        1,558,625
Related party convertible notes payable,
less current portion                                         550,000          450,000
Long-term capital lease obligations, less cur portion        225,596               --
Deferred Income                                               23,310               --

                                                         -----------      -----------
Total Long-term Debt                                       4,678,976        4,782,354
                                                         -----------      -----------
                                                           8,895,983        5,898,663
                                                         -----------      -----------

STOCKHOLDERS' EQUITY:
Preferred stock, $.001 par value, 10,000,000                      --
shares  authorized, no shares issued and outstanding              --               --
Common stock, $.001 par value, 50,000,000 shares
authorized, 24,515,730 and 23,132,373 shares
issued and outstanding, respectively                          24,516           23,132
Additional paid-in capital                                 3,637,593        3,249,364
Accumulated (deficit)                                     (3,398,834)      (2,191,074)

                                                         -----------      -----------
                                                             263,275        1,081,422
Less stock subscriptions receivable - related party               --         (583,277)
                                                         -----------      -----------
                                                             263,275          498,145
                                                         -----------      -----------
                                                         $ 9,159,258      $ 6,396,808
                                                         ===========      ===========


      The accompanying notes are an integral part of these consolidated financial statements


                                          F-3


                          PENGE CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                      For the Year Ended
                                                           June 30,
                                                    2006               2005
                                                 -----------        -----------
NET REVENUES:
Farm Crop Sales, net                             $ 3,043,258        $ 1,919,770

COST OF GOODS SOLD                                 2,186,319          1,424,309
                                                 -----------        -----------
GROSS PROFIT                                         856,939            495,461

OPERATING EXPENSES:
Salaries, Wages and Related Expenses                 596,088            808,521
Consulting                                            26,125            148,800
Travel                                                46,316             72,440
Advertising                                           57,900                 --
Other General and Administrative                     481,528            419,366
                                                 -----------        -----------
Total Operating Expenses                           1,161,641          1,449,127

LOSS FROM OPERATIONS                                (304,702)          (953,666)

OTHER INCOME (EXPENSE):
Interest income                                          309                128
Interest expense related party                      (206,308)           (85,268)
Interest expense                                    (690,050)          (287,524)
Loss on disposal of fixed assets                      (7,009)           (44,144)
                                                 -----------        -----------
Total Other (Expense)                               (903,058)          (416,808)

                                                 -----------        -----------
LOSS BEFORE INCOME TAXES                          (1,207,760)        (1,370,474)

CURRENT TAX EXPENSE                                       --                 --
CURRENT TAX (BENEFIT)                                     --                 --

                                                 -----------        -----------
NET LOSS                                         $(1,207,760)       $(1,370,474)
                                                 ===========        ===========
BASIC AND DILUTED LOSS
PER COMMON SHARE                                 $     (0.05)       $     (0.09)
                                                 ===========        ===========



   The accompanying notes are an integral part of these consolidated financial statements


                                       F-4


                                                    PENGE CORP. AND SUBSIDIARIES
                                           CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                             FOR THE YEARS ENDED JUNE 30, 2006 AND 2005


                               Preferred Stock               Common Stock              Additional
                           ----------------------     ---------------------------       Paid-in        Accumulated     Subscriptions
                             Shares       Amount        Shares          Amount          Capital          Deficit        Receivable
                           ---------     --------     -----------     -----------     -----------      -----------      -----------
Balance June 30, 2004             --           --      12,852,331          12,852       1,110,488         (820,600)         (50,000)

Issuance of shares
  for cash at $.30 per
  share, July through
  August 2004                     --           --         100,001             100          29,900               --               --

Note payable proceeds
  allocated
  to warrants,
  September 2004                  --           --              --              --          15,000               --               --

Convertible note
  payable proceeds
  allocated to
  beneficial
  conversion
  feature,
  September 2004                  --           --              --              --          50,000               --               --

Compensation for
  options granted
  to purchase 200,000
  shares of common
  stock for consulting
  services rendered,
  September 2004                  --           --              --              --          60,000               --               --

Issuance of shares in
  payment of
  consulting services
  rendered at $.30
  per share,
  February 2005                   --           --          70,375              70          21,043               --               --

Compensation for
  options granted
  to purchase 300,000
  shares of common
  stock for consulting
  services rendered
  February 2005                   --           --              --              --          43,755               --               --


                                                             [Continued]

                             The accompanying notes are an integral part of these consolidated financial statements


                                                                 F-5



                                                    PENGE CORP. AND SUBSIDIARIES
                                           CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                             FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
                                                             (CONTINUED)



                               Preferred Stock               Common Stock              Additional
                           ----------------------     ---------------------------       Paid-in        Accumulated     Subscriptions
                             Shares       Amount        Shares          Amount          Capital          Deficit        Receivable
                           ---------     --------     -----------     -----------     -----------      -----------      -----------
Issuance of shares for
  employee services
  rendered, February
  through March 2005              --           --       1,150,000           1,150         343,850               --               --

Exercised options to
  purchase shares at
  $.10 per share and
  at $.11 per share
  for subscriptions
  receivable,
  February 2005                   --           --       4,000,000           4,000         416,000               --         (420,000)

Issuance of shares as
  part of an
  acquisition at $.30
  per share,
  March 2005                      --           --       1,666,667           1,667         498,333               --               --


Issuance of shares for
  cash and
  subscriptions
  receivable at $.50
  per share, April
  through June 2005               --           --         872,000             872         435,128               --         (193,500)

Issuance of shares
  for conversion of
  note payable and
  accrued interest, at
  $.24 per share,
  June 2005                       --           --         847,032             847         202,441               --               --

Issuance of shares in
  payment of
  consulting services
  rendered at $.50
  per share, June 2005            --           --          50,000              50          24,950               --               --


                                                             [Continued]

                             The accompanying notes are an integral part of these consolidated financial statements


                                                                 F-6


                                                    PENGE CORP. AND SUBSIDIARIES
                                           CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                             FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
                                                             (CONTINUED)



                               Preferred Stock               Common Stock              Additional
                           ----------------------     ---------------------------       Paid-in        Accumulated     Subscriptions
                             Shares       Amount        Shares          Amount          Capital          Deficit        Receivable
                           ---------     --------     -----------     -----------     -----------      -----------      -----------
Collected stock
  subscription
  receivable                      --           --              --              --              --               --           80,223

Effect of
  recapitalization of
  subsidiary,
  June 2005                       --           --       1,523,967           1,524          (1,524)              --               --

Net loss for the year
  ended
  June 30, 2005                   --           --              --              --              --       (1,196,612)              --

                           ---------     --------     -----------     -----------     -----------      -----------      -----------
Balance
  June 30, 2005                   --     $     --      23,132,373     $    23,132     $ 3,249,364      $(2,017,212)     $  (583,277)

Collected stock
  subscription
  receivable, July
  through August 2005             --           --              --              --              --               --           62,500

Exercised options to
  purchase shares at
  $.30 per share,
  August 2005                     --           --           5,000               5           1,495               --               --

Collected stock and
  option conversion
  subscription
  receivable,
  September 2005                  --           --              --              --              --               --           80,777

Issuance of shares
  for cash at $.70
  per share,
  November 2005                   --           --          35,714              36          24,964               --               --


                                                             [Continued]

                             The accompanying notes are an integral part of these consolidated financial statements


                                                                 F-7


                                                    PENGE CORP. AND SUBSIDIARIES
                                           CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                             FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
                                                             (CONTINUED)


                               Preferred Stock               Common Stock              Additional
                           ----------------------     ---------------------------       Paid-in        Accumulated     Subscriptions
                             Shares       Amount        Shares          Amount          Capital          Deficit        Receivable
                           ---------     --------     -----------     -----------     -----------      -----------      -----------
Convertible note
  payable conversion
  at $0.22 and $0.25
  per share including
  beneficial
  conversion,
  December 2005                   --           --         425,328             425         203,163               --               --

Collected stock and
  option conversion
  subscription
  receivable,
  December 2005                   --           --              --              --              --               --            5,700

Collected stock
  subscription
  receivable through
  receipt of Treasury
  Stock, December 2005            --           --        (408,296)          (408)         (358,892)             --          359,300

Convertible note
  payable conversion
  at $0.30 per share,
  December 2005                   --           --         666,667             667         199,333               --               --

Issuance of shares for
  employee services
  rendered,
  January 2006                    --           --          50,000              50          34,950               --               --

Issuance of shares for
  cash at $.70 per
  share, February
  through March 2006              --           --         142,860             143          99,857               --               --

Collected stock
  subscription
  receivable,
  March 2006                      --           --              --              --              --               --           75,000

Issuance of shares in
  payment of services
  rendered for fixed
  assets at $0.70 per
  share, March 2006               --           --          15,000              15          10,485               --               --


                                                             [Continued]

                             The accompanying notes are an integral part of these consolidated financial statements


                                                                 F-8


                                                    PENGE CORP. AND SUBSIDIARIES
                                           CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                             FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
                                                             (CONTINUED)


                               Preferred Stock               Common Stock              Additional
                           ----------------------     ---------------------------       Paid-in        Accumulated     Subscriptions
                             Shares       Amount        Shares          Amount          Capital          Deficit        Receivable
                           ---------     --------     -----------     -----------     -----------      -----------      -----------
Issuance of shares for
  cash at $.70 per
  share, April 2006               --           --          35,715              36          24,964               --               --

Convertible note
  payable conversions
  at $0.30 per share,
  June 2006                       --           --         356,083             356         106,469               --               --

Issuance of shares in
  payment of services
  rendered for fixed
  assets at $0.70 per
  share, April through
  June 2006                       --           --          59,286              59          41,441               --               --

Net loss for the year
  ended June 30, 2006             --           --              --              --              --       (1,196,612)              --

                           ---------     --------     -----------     -----------     -----------      -----------      -----------
                                  --     $     --      24,515,730     $    24,516     $ 3,637,593      $(3,398,834)     $         0
                           =========     ========     ===========     ===========     ===========      ===========      ===========


                                                             [Continued]

                             The accompanying notes are an integral part of these consolidated financial statements


                                                                 F-9


                               PENGE CORP. AND SUBSIDIARIES
                          CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                               For the Year Ended
                                                                    June 30,
                                                              2006             2005
                                                           -----------      -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                   $(1,207,760)     $(1,370,474)
Adjustments to reconcile net loss to net cash used by
operating activities:
Amortization of deferred loan costs                             65,504           57,749
Amortization of discounts                                       21,813           62,096
Bad debt expense                                                   682            5,334
Impairment of inventory                                        (25,000)        (100,000)
Depreciation and amortization                                  303,919          143,803
Contingent derivative liabilities                                  (14)          12,229
Loss on sale of equipment                                        7,010           44,144
Non-cash expense related to equity instruments                 188,948          494,868
Changes in assets and liabilities:
Accounts receivable                                             39,408        (119,693)
Inventories                                                   (735,637)        (600,081)
Prepaid expenses                                                  (671)          (1,776)
Refundable deposits                                                 --              (40)
Accounts payable                                               719,109          422,132
Accrued liabilities                                            206,647           20,142
Customer deposits                                               (3,271)           3,271
                                                           -----------      -----------
Net Cash Used by Operating Activities                         (419,312)        (926,296)
                                                           -----------      -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments to purchase property and equipment                 (1,998,412)        (514,119)
Payments for land held for sale                                (20,194)              --
Proceeds from sale of equipment                                     --           11,000
Changes in deposits                                                560               --
Cash paid for goodwill                                              --         (150,000)
Cash paid for business acquisitions                                 --         (300,000)
                                                           -----------      -----------
Net Cash Used by Investing Activities                      (2,018,046)         (953,119)
                                                           -----------      -----------


                                       [Continued]

       The accompanying notes are an integral part of these consolidated financial statements


                                           F-10



                          PENGE CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (CONTINUED)


                                                                For the Year Ended
                                                                    June 30,
                                                              2006             2005
                                                           -----------      -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Changes in related party advances                               99,943           (5,090)
Proceeds from notes payable                                  1,192,500          287,666
Payment of loan costs                                               --         (108,060)
Payments on notes payable                                     (532,572)         (40,750)
Proceeds from related party notes payable                           --           85,000
Payments on related party notes payable                       (139,820)        (198,676)
Proceeds from convertible notes payable                        912,500        1,337,656
Payments on convertible notes payable                          (16,344)         (10,000)
Proceeds from related party convertible notes payable               --          450,000
Payments on capital lease obligations                          (40,884)              --
Proceeds from capital lease obligations                        360,180               --
Proceeds allocated to beneficial conversion feature of
convertible notes payable                                           --           50,000
Proceeds allocated to warrants                                      --           15,000
Proceeds from stock subscription receivables                   223,978               --
Proceeds from issuance of common stock                         151,501          352,723
                                                           -----------      -----------
Net Cash Provided by Financing Activities                    2,210,982        2,215,469
                                                           -----------      -----------

INCREASE IN CASH AND EQUIVALENTS                              (226,377)         336,054

CASH AND EQUIVALENTS AT THE BEGINNING OF
THE PERIOD                                                     338,291            2,237

                                                           -----------      -----------
CASH AND EQUIVALENTS AT THE END OF THE PERIOD              $   111,914      $   338,291
                                                           ===========      ===========


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest                                                   $   558,374      $   192,747
Income Taxes                                               $        --      $        --


                                       [Continued]

       The accompanying notes are an integral part of these consolidated financial statements


                                           F-11

                          PENGE CORP. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)



SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING
ACTIVITIES:

For the year ended June 30, 2006

During the year ended, the Company obtained financing for the purchase of land held For sale in the amount of $242,000.

During the year, a related party paid $72,169 from the sale of personal property against a note payable of the Company.

During the year, the Company agreed the Company agreed to assume liability of a related party, which reduced the amount which was owed to the related party in the amount of $133,00.

During the year, the Company issued 1,448,078 shares of common stock for $200,000 n convertible related party notes payable, $200,000 in convertible notes payable and $9,164 in accrued interest.

Subsequent to the year end, but reflected in these financial statements, the Company received and cancelled 408,296 shares of common stock as settlement of $359,300 in stock subscription receivables.

During the year, the Company financed $375,000 for the purchase of land and a building.

In November 2005, the Company purchased fixed assets under capital lease with a value of $360,181.

In December 2005, the Company issued 1,091,995 shares of common stock upon the conversion of a $100,000 note payable and a $200,000 related party note payable and accrued interest of $17,931.

In December 2005, the Company assumed $132,718 in notes payable from a shareholder of the Company as payment of $132,718 on a related party note payable.

In January 2006, the Company issued 50,000 shares of common stock for employee services rendered value at $35,000.

In March 2006, the Company issued 15,000 shares of common stock in payment of services valued at $10,500.

In July 2004, the Company issued a $200,000 convertible note payable and recorded a discount of $50,000 for the beneficial conversion feature of the note.

In August 2004, the Company issued a $50,000 note payable and recorded a discount of $15,000 for warrants to purchase 50,000 shares of common stock issued in connection with the note payable.

In September 2004, the Company granted options to purchase 200,000 shares of common stock for consulting services rendered valued at $60,000.

In February 2005, the Company granted options to purchase 300,000 shares of common stock for consulting services rendered valued at $90,000.

In February through March 2005, the Company issued 1,150,000 shares of common stock for employee services rendered valued at $345,000.

In February 2005, officers of the Company exercised options to purchase 2,000,000 shares of common stock at $.10 and 2,000,000 shares of common stock at $.11 per share for subscriptions receivable of $420,000.


                                   [Continued]

   The accompanying notes are an integral part of these consolidated financial statements

                          PENGE CORP. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)


SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING
ACTIVITIES (CONTINUED):

In March 2005, the Company issued 1,166,667 shares of common stock valued at $500,000, issued a $200,000 note payable, issued a $500,000 note payable, and paid $300,000 cash to acquire 100% of S&S Plant Farm, Inc.'s capital stock. Through the acquisition, the Company acquired inventory of $219,949, property and equipment of $1,321,918, and assumed accounts payable of $41,866.

In June 2005, the Company issued 412,000 shares of common stock for subscriptions receivable of $193,500 and cash of $12,500.

In June 2005, the Company issued 847,032 shares of common stock upon the conversion of a $200,000 note payable with accrued interest of $3,288.

In June 2005, the Company issued 50,000 shares of common stock in payment of consulting services rendered valued at $25,000.

In June 2005, the Company sold property to an employee with a net book value of $50,371 for $10,000 cash and a receivable of $1,000.

In June 2005, the Company issued 1,523,967 shares of common stock and paid $150,000 in the merger with Profile Diagnostic Sciences, Inc. And recorded $150,000 of goodwill.

In June 2005, the Company purchase land by issuing a $1,166,319 note payable and paying cash of $208,162


   The accompanying notes are an integral part of these consolidated financial statements

                          PENGE CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         ORGANIZATION - Penge Corp., ("Parent") formerly Profile Diagnostic Sciences, Inc., was organized under the laws of the State of Nevada and was reincorporated in Delaware by a Merger on May 17, 1987.

         Penge Corp. ("Penge") was organized under the laws of the State of Nevada on August 6, 2002.

         Major Trees, Inc. ("MT Subsidiary") was organized under the laws of the State of Arizona on December 29, 1993.

         S&S Plant Farms, Inc. ("S&S Subsidiary") was organized under the laws of the State of Texas on February 23, 1995. The financial statements include operations of S&S Plant Farms, Inc. from March 1, 2005 through June 30, 2006.

         Texas Landscape Center, Inc. ("TLC Subsidiary") was organized under the laws of the State of Texas on September 1, 2005. The subsidiary was organized by the Parent and as such, became a wholly owned subsidiary of the Parent. The financial statements include operations of Texas Landscape Center, Inc from September 1, 2005 through June 30, 2006.

         Parent, Penge, MT Subsidiary, S&S Subsidiary, and TLC Subsidiary ("the Company") grow landscaping and garden plants, flowers, shrubs, trees and other agricultural products for sale to retail nurseries, landscape professionals, and the general public in Southwestern United States. The Company has, at the present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

         CONSOLIDATION -The financial statements presented reflect the accounts of Parent, Penge, MT Subsidiary, S&S Subsidiary, and TLC Subsidiary; all significant inter-company transactions have been eliminated in consolidation.

         AGRICULTURAL PRODUCTION - The Company accounts for their agricultural activities in accordance with Statement of Position 85-3, "Accounting by Agricultural Producers and Agricultural Cooperatives". All direct and indirect costs of growing crops are either accumulated as inventory or expensed as cost of goods sold. Permanent land development costs are capitalized and not depreciated. Limited-life land development costs and the development costs to bring long-life and intermediate-life plants into production are capitalized and depreciated using the straight-line method over the estimated useful lives of the assets.

         CASH AND CASH EQUIVALENTS - The Company considers all highly-liquid debt investments purchased with an original maturity of three months or less to be cash equivalents. The Company had $0 and $148,085 in excess of federally insured limits at June 30, 2006 and June 30, 2005, respectively.

                          PENGE CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         ACCOUNTS RECEIVABLE - Accounts receivable consist of trade receivables arising in the normal course of business. At June 30, 2006 and 2005, the Company has an allowance for doubtful accounts of $6,193 and $5,503, respectively, which reflects the Company's best estimate of probable losses inherent in the accounts receivable balance. The Company estimates allowances for doubtful accounts based on the aged receivable balances and historical losses. The Company records interest income on delinquent accounts receivable only when payment is received. The Company first applies payments received on delinquent accounts receivable to eliminate the outstanding principal. The Company charges off uncollectible accounts receivable when management estimates no possibility of collecting the related receivable. The Company considers accounts receivable to be past due or delinquent based on contractual terms.

         INVENTORIES - Finished goods inventory is stated at the lower of cost or market using the retail method as the Company has a large quantity of inventory items that have similar costs and markups; they do not have any individually significant items. Because of the Company's inventory has these characteristics, it is not beneficial to track inventory costs to each individual unit of inventory. Under the retail method, the Company counts and extends their inventory at estimated sales prices, based upon historical sales, which it then multiplies by its cost ratio to determine inventory at cost. The Company's cost ratio is determined by adding the total cost of the beginning inventory and all direct and indirect costs of growing crops divided by the total estimated sales price of ending inventory, based on historical sales, plus sales revenues. Raw material inventory is stated at the lower of market or cost using the first-in first-out (FIFO) method.

         PROPERTY AND EQUIPMENT - Property and equipment are stated at cost or carryover basis. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized upon being placed in service. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company periodically reviews their property and equipment for impairment.

         LAND HELD FOR SALE - Land held for sale is recorded at the lower of cost or net realizable value.

                          PENGE CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         INTANGIBLE ASSETS - The Company accounts for their intangible assets in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 establishes three classifications for intangible assets including definite-life intangible assets, indefinite-life intangible assets and goodwill and requires different accounting treatment and disclosures for each classification. In accordance with SFAS No. 142, the Company periodically reviews their intangible assets for impairment.

         PRODUCT WARRANTY - The Company does not warranty their agricultural products against damage that may occur prior to delivery to the customer. At June 30, 2006 and 2005, the Company has established a reserve for future warranty expense of $0 and $0, respectively.

         REVENUE RECOGNITION - The Company's revenue comes primarily from the sale of agricultural products. The Company recognizes revenue from retail sales at the time of retail purchase. The Company recognizes revenue from landscaping and wholesale customers when rights and risk of ownership have passed to the customer, there is persuasive evidence of a sales arrangement, product has been shipped, (delivered to or picked up by the customer), the price and terms are finalized and collection of the resulting receivable is reasonably assured.

         ADVERTISING COSTS - Cost incurred in connection with advertising of the Company's products are expensed as incurred. Such costs amounted to $57,900 and $0 for 2006 and 2005, respectively.

         LEASE COMMITTMENTS - The Company accounts for lease commitments in accordance with SFAS 98, wherein the underlying assets are capitalized and the capital lease obligation recorded if the lease commitments meet the requirement for capitalization. All other lease obligations accounted for as operating leases wherein payments are expensed as the obligation arise [See Note 11].

         STOCK-BASED COMPENSATION - The Company has stock option plans that provide for stock-based employee compensation, including the granting of stock options, to certain key employees [See Note 12]. Prior to July 1, 2005, the Company applied APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations in accounting for awards made under the Company's stock-based compensation plans. Under this method, compensation expense was recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

                          PENGE CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         During the periods presented in the accompanying financial statements, the Company has granted options under its 2002 Stock Incentive Plan. The Company has adopted the provisions of SFAS No. 123R using the modified-prospective transition method and the disclosures that follow are based on applying SFAS No. 123R. Under this transition method, compensation expense recognized during the year ended June 30, 2006 included: (a) compensation expense for all share-based awards granted prior to, but not yet vested as of July 1, 2005, and (b) compensation expense for all share-based awards granted on or after July 1, 2005. Accordingly, no compensation cost has been recognized for grants of options to employees and directors in the accompanying statements of operations with an associated recognized tax benefit of $0 of which $0 was capitalized as an asset for the period ended June 30, 2006. In accordance with the modified-prospective transition method, the Company's financial statements for the prior year have not been restated to reflect, and do not include, the impact of SFAS 123R. Had compensation cost for the Company's stock option plans and agreements been determined based on the fair value at the grant date for awards in 2005 consistent with the provisions of SFAS No. 123R, the Company's net loss and basic net loss per common share would have been increased to the pro forma amounts indicated below:

                                                                  June 30,
                                                                    2005
                                                               --------------

Net loss, as reported                                          $   (1,370.474)
Add:  Stock-based employee
  compensation expense included in
  reported net loss                                                        --
Deduct:  Total stock-based employee
  compensation expense determined
  under fair value based method                                            --
                                                               --------------

Net loss                                                           (1,370.474)
                                                               --------------

Loss per common share, as reported                             $        (0.09)
Loss per common share, pro forma                               $        (0.09)


         INCOME TAXES - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" [SEE NOTE 13].

                          PENGE CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         LOSS PER SHARE - The Company calculates loss per share in accordance with the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share." Basic loss per common share is based on the weighted average number of common shares outstanding during each period. Diluted earnings per common share when presented are based on shares outstanding as computed under basic EPS and potentially dilutive common shares. Potential common shares included in the diluted earnings per share calculation include in-the-money stock options that have been granted but have not been exercised and convertible notes payable. [SEE NOTE 14]

         ACCOUNTING ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimated.

         FAIR VALUE OF FINANCIAL INSTRUMENTS -The fair value of the Company's accounts receivable, accounts payable, accrued liabilities, and notes payable approximate their carrying values based on their effective interest rates compared to current market prices for similar assets and liabilities.

         RECLASSIFICATION - The financial statements for the period ended prior to June 30, 2006 have been reclassified to conform to the headings and classifications used in the June 30, 2006 financial statements.

         RECENTLY ENACTED ACCOUNTING STANDARDS - In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154 ("SFAS 154"), "Accounting Changes and Error Corrections" which replaces APB Opinion No. 20 "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements--An Amendment of APB Opinion No. 28". SFAS 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principal unless it is not practicable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by the Company in the first quarter of fiscal 2006. The impact that the adoption of SFAS 154 will have on Penge Corp results of operations and financial position will depend on the nature of future accounting changes adopted by Penge Corp and the nature of transitional guidance provided in future accounting pronouncements.

                          PENGE CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2            ACQUISITIONS

         PROFILE DIAGNOSTIC SCIENCES, INC. - On June 30, 2005, Profile Diagnostic Sciences, Inc., [Parent] completed a plan of reorganization and stock exchange agreement with Penge Corp. wherein the Parent issued common shares to acquire all the issued and outstanding shares of Penge Corp (a reverse acquisition). The reorganization further merged Penge Acquisition Corp, with and into Penge, wherein Penge became a wholly-owned subsidiary of the Parent. In connection with the reorganization Profile Diagnostics Sciences, Inc. name was changed to Penge Corp., the officers and directors of Penge became the officers and directors of Parent and Penge paid $150,000 to Tyrant LLC, an entity controlled by shareholders of the Parent.

         S&S PLANT FARMS, INC. - On March 1, 2005, Parent acquired S&S Plant Farms, Inc. pursuant to the Stock Purchase Agreement effective March 1, 2005. Penge issued 1,667,000 shares of common stock valued at $500,000, issued a $200,000 note payable, issued a $500,000 note payable, and paid $300,000 in cash to acquire 100% of S&S Plant Farms, Inc.'s capital stock. The financial statements include operations of S&S Plant Farms, Inc. from March 1, 2005 through June 30, 2006, prior to the merger. The following shows how the acquisition purchase price was allocated to the assets acquired from S&S Plant Farms, Inc. at March 1, 2005:

                                                                 March 1, 2005
                                                                ---------------

                  Inventory                                     $       219,949
                  Property, plant and equipment                       1,321,917
                  Accounts payable                                      (41,866)
                                                                ---------------
                                                                $     1,500,000
                                                                ===============

     The following unaudited proforma combined condensed results of operation for the year ended June 30, 2005 of Penge Corp. and S&S Plant Farms, Inc, as if the Company had purchased this entity at July 1, 2004:

                                                        Year ended June 30,
                                                                2005
                                                        -------------------
Net sales                                               $         3,752,742
Cost of Goods Sold                                               (2,993,671)
                                                        -------------------
                 Gross Profit                                       759,071
                                                        -------------------
Operating expenses                                               (1,279,082)
                                                        -------------------
Other expense                                                      (942,751)
                                                        -------------------
Loss from continuing operations                                  (1,462,762)
                                                        -------------------
Net loss                                                $        (1,462,762)
                                                        ====================

     S&S purchased and paid for $36,160 of inventory from July 1, 2004 to February 28, 2005. These have been eliminated from the above proforma combined results.

                          PENGE CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 3   INVENTORIES

     Inventories consist of the following at:
                                                           June 30,
                                                  -----------------------------
                                                       2006           2005
                                                  -------------   -------------

             Raw Materials                        $      97,904   $     255,701
             Finished Goods                           2,369,565       1,476,131
             Allowance for obsolete / slow
                moving inventory                        (25,000)        (50,000)
                                                  -------------   -------------

                                                  $   2,442,269   $   1,681,832
                                                  -------------   -------------

     All of the Company's inventories are collateral on various notes payable [See Notes 7, 8, 9 and 10].

NOTE 4   PROPERTY, PLANT AND EQUIPMENT

     Property and equipment consist of the following at:

                                                         Estimated                     June 30,
                                                       Useful Lives of     -------------------------------
                                                       Assets (Years)          2006              2005
                                                      ---------------      -------------     -------------
         Office furniture and equipment                    1 - 10          $      78,944     $      36,126
         Retail furniture and equipment                    1 - 10                613,113                 -
         Farm equipment                                    2 - 15              2,540,857         1,468,073
         Buildings                                        20 - 30              1,394,278           715,110
         Land                                          not applicable            592,753           492,753
         Construction in Progress                      not applicable             15,539           131,329
                                                                           -------------     -------------
         Total                                                                 5,235,484         2,843,391
         Less accumulated depreciation                                          (524,834)         (218,533)
                                                                           -------------     -------------

         Property, Plant and Equipment, net                                $   4,710,650     $   2,624,858
                                                                           -------------     -------------

         Depreciation expense for the years ended June 30, 2006 and 2005 was $303,919 and $132,240, respectively. All of the Company's property and equipment are collateral for certain notes payable [See Notes 7, 8, 9 and 10].

         TEXAS LANDSCAPE CENTER, INC. - On January 6, 2006 the Company purchased and improved for $951,382 a 13,000 square foot building for a retail location and corporate offices situated on 2.6 acres and an adjoining
         1.2 acre parcel in Midland, Texas. NOTE 5 LAND HELD FOR RESALE

                          PENGE CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         FARM LAND - On December 21, 2005, the Company purchased a 119 acre parcel in Midland, Texas for $242,000. At June 30, 2006, the land is held as collateral on a note payable [See Note 9].

         COMMERCIAL PROPERTY - In 2005, the Company also purchased 7 acres of commercial property in San Angelo, Texas for $1,394,675. At June 30, 2006, the land is held as collateral on a note payable [See Note 9].

NOTE 6   GOODWILL / DEFINITE-LIFE INTANGIBLE ASSETS

     The following is a summary of goodwill and definite-life intangible assets:

                                                               June 30,
                                                       ------------------------
                                                          2006           2005
                                                       ----------     ---------
     GOODWILL
         Goodwill                                      $  150,000     $ 150,000
                                                       ----------     ---------
     DEFINITE-LIFE INTANGIBLES ASSETS
         5-year non-compete contract with
              shareholder                                  28,907        28,907
         5-year non-compete contract with
              shareholders                                 28,907        28,907

         Less accumulated amortization                    (44,324)      (32,761)
                                                       ----------     ---------

         Net Definite-Life Intangible Assets           $   13,490     $  36,616
                                                       ------------   ---------

         The Company estimates that its amortization expense will be approximately as follows for the twelve month periods ended:

                                                                 Amortization
                                June 30,                            Expense
                                ----------                       ------------
                                    2006                            11,563
                                    2007                             1,927
                                Thereafter                              --
                                                                 ------------
                                                                    13,490

NOTE 6   GOODWILL / DEFINITE-LIFE INTANGIBLE ASSETS (CONTINUED)

         Definite Life Intangible Assets - The Company is amortizing their definite-life intangible assets on a straight-line basis over five years. Amortization expense of $11,563 and $11,563 was recorded for the year ended June 30, 2006 and 2005, respectively, and has been included in general and administrative expense.

                          PENGE CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         Goodwill - The Company recorded goodwill of $150,000 in connection with the acquisition of Profile Diagnostic Sciences, Inc. as the purchase price of $150,000 exceeds the $0 net book value of the assets acquired.

NOTE 7   CONVERTIBLE NOTES PAYABLE

         The Company had the following convertible notes payable summarized in groups with similar attributes at:

                                                                                            June 30,
                                                                                ------------------------------
                                                                                   2006                2005
                                                                                ----------          ----------
              10% Note payable, maturing in 2007, convertible at $.25 per share on or before six-month anniversary, $.35 per share six months to one year, and $.50 per share after one year, no collateral, net discount for beneficial conversion of $0 and 4,500,
                 respectively                                                   $       --          $   40,500

              12% Note payable, maturing in May to June 2007, convertible at
                 $.65 per share for the first twelve months and $.75 per share for the second twelve months, secured by UCC-1 lien against
                 inventory                                                         270,000             270,000

              12% Note Payable, maturing in February 2007,
                 convertible at $.30 per share through February
                 2007, secured by UCC-1 lien against inventory                     228,000             378,000

              12% Note Payable, maturing in June to October 2007, convertible at
                 $.65 per share for the first twelve months and $.75 per share for the second twelve
                 months, secured by UCC-1 lien against inventory                   750,000             500,000

              12% Note payable, maturing in October 2007 to May 2008,
                 convertible at $.95 per share for the first twelve months and
                 $1.05 for the second twelve
                 months, secured by UCC-1 lien against inventory                   452,500                  --


                                                                  Continued


                                                     F-22


                          PENGE CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 7   CONVERTIBLE NOTES PAYABLE (CONTINUED)

              15% Note Payable, maturing in 2007, convertible at $.30 per share
                 (At the time of conversion, the creditor can require the
                 Company to redeem any amount of the shares in the conversion at
                 $.345 per share), secured by a lien using a Trust Deed and
                 Trust Deed Note, against Major Trees, a lien using a Trust Deed and Trust Deed Note, against Major Trees, TX, and a term life
                 insurance policy on two officers of the Company                   370,125             370,125

              12% Note payable, maturing in January 2008, convertible at $.95 per share for the first twelve months and $1.10 for the second
                 twelve months, secured by A UCC-1 lien against inventory          200,000                  --

              12% Note payable, maturing in March 2008, convertible at $.95 per share for the first twelve months and $1.10 for the second
                 twelve months, secured by 119.47 acres in Midland, TX             225,656                  --
                                                                                ----------          ----------
              Total                                                              2,496,281           1,558,625
              Less Current Portion                                                (918,125)                 --
                                                                                ----------          ----------

                                                                                $1,578,156          $1,558,625
                                                                                ----------          ----------

     The convertible notes payable mature as follows for the twelve-month periods ended:
                                                                 Principle
                                June 30,                            Due
                                                              --------------

                                  2007                        $      918,125
                                  2008                             1,578,156
                                  2009                                     -
                               Thereafter                                  -
                                                              --------------

                                                              $    2,496,281
                                                              --------------


                                       F-23

                          PENGE CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 7   CONVERTIBLE NOTES PAYABLE (CONTINUED)

         The discounts due to the beneficial conversion feature of the notes are being amortized over the term of the respective notes. For the years ended June 30, 2006 and 2005, the Company amortized $4,500 and $5,533, respectively, the discounts on notes payable as interest expense.

         At June 30, 2006, the Company had a total of $0 in loan fees and costs from establishing these convertible notes payable. These costs have been deferred and are being amortized over the term of the respective notes. For the years ended June 30, 2006 and 2005, the Company amortized $29,081 and $11,679, respectively, of the deferred loan costs as interest expense.

         For the years ended June 30, 2006 and 2005, interest expense on the convertible notes payable amounted to $266,273 and $91,691, respectively.

         The Company verbally agreed with certain note holders to adjust the conversion features of their notes payable. Two of the notes payable had original conversion features of $.25 on or before the 6 month anniversary, $.35 per share six months to one year, and $.50 per share after one year. These terms were adjusted to $.25 per share for the remaining term of the loan, and the loans were converted in December
         2005. Two more of the notes payable had original conversion features of $.30 per share through February 2007. These terms were adjusted to $.25 per share for the remaining term of the loan, and the loans were converted in December 2005. One other notes payable had an original conversion feature of $.25 on or before the 6 month anniversary, $.35 per share six months to one year, and $.50 per share after one year.
         These terms were adjusted to $.22 per share for the remaining term of the loan, and the loans were converted in December 2005. The Company recognized an additional $100,748 in interest in connection with the change in conversion prices.

NOTE 8   RELATED PARTY CONVERTIBLE NOTES PAYABLE

         The Company had the following related party convertible notes payable summarized in groups with similar attributes due to shareholders of the Company at:

                                                                                          June 30,
                                                                                ------------------------------
                                                                                   2006                2005
                                                                                ----------          ----------

              12% Notes payable, maturing in 2007, convertible at $.30 per share through February 2007, secured by UCC-1lien against inventory,
                 greenhouses, and equipment                                     $       --          $  200,000
                                                                                ----------          ----------

              12% Notes payable, maturing in 2007, convertible at
                 $.30 per share through February 2007, secured by
                 UCC-1 lien against inventory                                      100,000             100,000
                                                                                ----------          ----------

                                    Continued


                                       F-24

                          PENGE CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8        RELATED PARTY CONVERTIBLE NOTES PAYABLE

              12% Notes payable, maturing in 2008, convertible at $.65 per share for the first twelve months and $.75 per share for the second
                 twelve months, secured by UCC-1 lien against inventory             50,000              50,000

              12% Notes payable, maturing in 2007, convertible at
                 $.30 per share through February 2007, secured by
                 inventory                                                         100,000             100,000

              12% Notes Payable, maturing in 2008, convertible
                 at $.70 per share through January 31, 2008,
                 secured by TLC's  building and land in Midland, TX                450,000                  --
                                                                                ----------          ----------
              Total                                                                700,000             450,000
              Less Current Portion                                                (150,000)                  -
                                                                                ----------          ----------
                                                                                $  550,000          $  450,000
                                                                                ----------          ----------

     The related party convertible notes payable mature as follows for the twelve-month periods ended:
                                                                  Principle
                                June 30,                             Due
                                                              -------------
                                  2007                        $     150,000
                                  2008                              550,000
                               Thereafter                                 -
                                                              -------------
                                                              $     700,000
                                                              -------------

         The discounts due to the beneficial conversion feature of the notes are being amortized over the term of the respective notes. For the years ended June 30, 2006 and 2005, the Company amortized $0 and $50,000, respectively, of the discounts on notes payable as interest expense.

         At June 30, 2006, the Company had a total of $0 in loan fees and costs from establishing these convertible notes payable. These costs have been deferred and are being amortized over the term of the respective notes. For the years ended June 30, 2006 and 2005, the Company amortized $0 and $11,000, respectively, of the deferred loan costs as interest expense.

         For the years ended June 30, 2006 and 2005, interest expense on the related party convertible notes payable amounted to $173,326 and $19,792, respectively.


                                       F-25

                          PENGE CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9   NOTES PAYABLE

     The Company had the following notes payable summarized in groups with similar attributes at:

                                                                                           June 30,
                                                                                ------------------------------
                                                                                   2006               2005
                                                                                ----------          ----------
              7% Notes payable, yearly payments of $50,000, mature in 2007, secured by Major Tree's outstanding shares of capital stock, financial
                 books and records, equipment, and furniture                    $   77,150          $   77,150

              Unsecured 6% Notes payable, maturing
                 July 15, 2006                                                      21,200                   -

              24% Notes payable, maturity extended to August
                15, 2006, beginning balance of $200,000
                secured by land. Security was released upon
                principle payment of $144,000 in June  2006                         56,000                   -

              24% Notes payable, maturing December 15, 2006
                secured by land.                                                   147,500                   -

              14% Notes payable maturing in 2007, secured by MT
                 Subsidiary's land in Cochise County, AZ                           280,646             280,646

              14% Notes payable, maturing in 2007, secured by the property of an officer in Clark County, Nevada. In September 2005 an officer of the Company paid $72,169 in behalf of the Company and the lien on the property was released by the holder
                 of the note                                                        99,851             172,020

              12% Notes payable, balloon payment due upon
                 maturity, matures in 2007, secured by inventory                    85,577              85,577

              6.75% Note payable, monthly payments of
                 $3,355, matures in 2021, secured by TLC's building
                 and land                                                          376,632                   -

              7% Note payable, monthly payments of $1,370,
                 mature in 2008, secured by S&S' land and office
                 building                                                          129,551                   -


                                    Continued


                                       F-26

                          PENGE CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9   NOTES PAYABLE (CONTINUED)

              Interest rate will be 6% note payable until July 1, 2006.
                Beginning July 1, 2006, interest will accrue at the rate per year that will be the lesser of .5% in excess of the Prime
                Interest Rate as published by the Wall Street Journal; or the maximum nonusurious rate of interest permitted by applicable law. Beginning January 2007, monthly payments necessary to amortize the balance over a period ending July 2015 will be required. The note matures on July 1, 2010 when the balance will be due. Note is secured by land in San Angelo, TX
                which is held for resale.                                        1,166,319           1,166,319
                                                                                ----------          ----------
              Total                                                              2,440,426           1,781,712
              Less Current Portion                                                (940,272)            (46,400)
                                                                                ----------          ----------
                                                                                $1,500,154          $1,735,312
                                                                                ----------          ----------

     The notes payable mature as follows for the twelve-month periods ended:

                                                                 Principle
                                June 30,                            Due
                                                              ---------------

                                  2007                        $       940,272
                                  2008                                313,817
                                  2009                                192,698
                                  2010                                659,860
                                  2011                                 20,139
                               Thereafter                             313,640
                                                              ---------------
                                                              $     2,440,426
                                                              ---------------

         At June 30, 2006, the Company had a total of $0 in loan fees and costs from establishing these notes payable. These costs have been deferred and are being amortized over the term of the respective notes. For the years ended June 30, 2006 and 2005, the Company amortized $65,504 and $32,549, respectively, of the deferred loan costs as interest expense.

         For the years ended June 30, 2006 and 2005, interest expense on the notes payable amounted to $157,225 and $57,440, respectively.


                                       F-27


                          PENGE CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 10  RELATED PARTY NOTES PAYABLE

     The Company had the following related party notes payable summarized in groups with similar attributes due to shareholders of the Company at:
                                                                                          June 30,
                                                                                -----------------------------
                                                                                   2006               2005
                                                                                ----------         ----------
              7% Note payable, yearly payments of $75,000,
                 maturing in 2009, secured by Major Tree's
                 farmland, buildings, and equipment                             $  201,081         $  240,901

              8% Note payable, monthly payments of $2,500,
                 maturing in 2009, secured by land and inventory                   271,198            279,151

              7% Note payable, quarterly payments of $11,660 through March
                 2007, quarterly payments of $13,527 from March 2007 through
                 March 2009, quarterly payments of $15,483 from March 2009
                 through March 2010, mature in 2010, secured by all of the
                 issued and outstanding
                 shares of S&S Plant Farm, Inc.'s capital stock                    367,282            500,000

              Unsecured 12% Note payable, quarterly interest
                 payments beginning April 2006,  maturing
                 January 10, 2007                                                  100,000                  -

              10% Note payable, maturing in 2007, secured by
                 UCC-1 lien against inventory, net discount for
                 options issued of $938 and $8,438                                  49,062             41,563

              12% Notes payable, balloon payment due upon
                 maturity, mature in 2007, secured by inventory                     50,000             50,000
                                                                                ----------         ----------
              Total                                                              1,038,623          1,111,615
              Less Current Portion                                                (266,863)           (73,198)
                                                                                ----------         ----------
                                                                                $  771,760          1,038,417
                                                                                ----------         ----------

         At June 30, 2006, the Company had a total of $229 in loan fees and costs from establishing these notes payable. These costs have been deferred and are being amortized over the term of the respective notes. For the years ended June 30, 2006 and 2005, the Company amortized $2,750 and $2,521, respectively, of the deferred loan costs as interest expense. For the years ended June 30, 2006 and 2005, interest expense on the related party notes payable amounted to $32,982 and $65,476, respectively.

                          PENGE CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 10  RELATED PARTY NOTES PAYABLE (CONTINUED)

         The notes payable mature as follows for the twelve-month periods ended:

                                June 30,                        Principle Due
                                                              ----------------

                                  2007                        $        266,863
                                  2008                                 101,221
                                  2009                                  48,869
                                  2010                                 358,307
                                  2011                                 263,363
                               Thereafter                                    -
                                                              ----------------
                                                              $      1,038,623
                                                              ----------------

         The discounts due to the options issued with the notes are being amortized over the term of the respective notes. For the years ended June 30, 2006 and 2005, the Company amortized $7,232 and $6,563, respectively, of the discounts on notes payable as interest expense.

NOTE 11  CAPITAL LEASES OBLIGATION

         The Company leases equipment under capital leases and that expire on October 2009 and July through November 2010. The gross amount of assets recorded under capital leases and the associated accumulated depreciation are included under property and equipment and are as follows:

                                                                      June 30,
                                                                        2006
                                                                    -----------
         Farm equipment                                             $   360,181
                                                                    -----------
         Total                                                          360,181
         Less accumulated depreciation                                  (44,970)
                                                                    -----------

         Net Leased Equipment                                       $   315,211
                                                                    -----------

         The Company amortizes its lease obligations over the term of each lease. Amortization expense was $44,970 for year ended June 30, 2006.

                          PENGE CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 11  CAPITAL LEASES OBLIGATION (CONTINUED)

         The future minimum lease payments are as follows for the twelve-month periods ended:

                              Amortization
                                June 30,                        Amount Due
                                                              -------------
                                    2007                      $      97,746
                                    2008                            102,383
                                    2009                            102,383
                                    2010                             87,151
                                    2011                             26,536
                               Thereafter                                 -
                                                              -------------
                  Total minimum obligations                         416,199
                  Executory costs and interest                     (96,903)
                                                              -------------
                  PV of minimum obligations                         319,296
                  Current portion                                   (63,700)
                                                              -------------
                  Long-term obligations                       $     255,596
                                                              -------------

NOTE 12  CAPITAL STOCK AND OPTIONS

         PREFERRED STOCK - In October 2004, Parent amended its articles of incorporation to authorize 10,000,000 shares of preferred stock, $.001 par value, with such rights, preferences and designations and to be issued in such series as determined by the Board of Directors. At June 30, 2006 and 2005, no preferred shares were issued and outstanding.

         COMMON STOCK - In June 2006, the Company issued 356,083 shares of their previously authorized but unissued common stock for the conversion of $105,000 note payable and $1,825 interest, or $.30 per share.

         In March and June 2006, the Company issued 59,286 shares of their previously authorized but unissued common stock for services and supplies valued at $41,500 or $.70 per share.

         In April 2006, the Company issued 35,715 shares of their previously authorized but unissued common stock for cash of $25,000, or $.70 per share.

                          PENGE CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 12  CAPITAL STOCK AND OPTIONS (CONTINUED)

         In March 2006, the Company issued 15,000 shares of their previously authorized but unissued common stock for services and supplies valued at $10,500 or $.70 per share.

         In February and March 2006, the Company issued 142,860 shares of their previously authorized but unissued common stock for cash of $100,000, or $.70 per share.

         In January 2006, the Company issued 50,000 shares of their previously authorized but unissued common stock for employee services rendered valued at $35,000 or $.70 per share.

         In December 2005, the Company issued 666,667 shares of their previously authorized but unissued common stock for the conversion of $200,000 note payable, or $.30 per share.

         In December 2005, the Company issued 308,921 shares of their previously authorized but unissued common stock for the conversion of $75,000 note payable and $2,230 interest, or $.25 per share. The Company recorded an additional $55,117 in interest for the adjusting the conversion price to $0.25 per share.

         In December 2005, the Company issued 116,407 shares of their previously authorized but unissued common stock for the conversion of $25,000 note payable and $110 interest, or $.22 per share. The Company recorded an additional $45,632 in interest for the adjusting the conversion price to $0.22 per share.

         In November 2005, the Company issued 35,714 shares of their previously authorized but unissued common stock for cash of $25,000, or $.70 per share

         In August 2005, the Company issued 5,000 shares of their previously authorized but unissued common stock for the exercise of options at $.30 per share.

         In June 2005, the Company issued 1,523,967 shares of their previously authorized but unissued common stock as part of a merger [SEE NOTE 2].

         In June 2005, the Company issued 50,000 shares of their previously authorized but unissued common stock for consulting services rendered valued at $25,000, or $.50 per share.

         In June 2005, the Company issued 847,032 shares of their previously authorized but unissued common stock for conversion of $200,000 note payable and $3,288 accrued interest, or $.24 per share.

                          PENGE CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 12  CAPITAL STOCK AND OPTIONS (CONTINUED)

         In April through June 2005, the Company issued 872,000 shares of their previously authorized but unissued common stock for cash of $242,500 and subscriptions receivable of $193,500, or $.50 per share.

         SUBSCRIPTION RECEIVABLE - During fiscal 2006, the Company received cash of $233,977 in payment of subscriptions receivable due from officers of the Company. Also during 2006, the Company received 408,296 common shares valued at $0.88 per share in payment of $359,300 in subscriptions receivable from officers of the Company. The 408,296 common shares were held in treasury until canceled during June 2006.

         STOCK OPTION PLAN - In October 2002, the Company's Board of Directors approved and adopted the "2002 Stock Incentive Plan" ("the Plan") with a maximum of 8,000,000 shares of common stock reserved for issuance under the Plan. The Plan provides for both the direct award of shares and for the grant of options to purchase shares to employees, officers, directors, agents, consultants, advisors and independent contractors. Awards under the Plan will be granted as determined by the Board of Directors and the Board of Directors shall determine which eligible persons are to receive Incentive Stock Options, Non-Statutory Stock Options or stock issuances. The Board of Directors also sets the number of shares, the exercise price and the exercise terms for grants. Options granted to non-exempt employees are required to have an exercise price of at least 85% of the fair market value of the common stock at the time of grant. Incentive Stock Options must be granted with an exercise price of at least 100% (110% for shareholders who own at least 10% of the Company's outstanding stock) of the fair market value of the common stock at the time of grant. Incentive Stock Options are required to expire within 10 years. At June 30, 2006 and 2005, total awards available to be granted from the plan amounted to 3,150,000 and 3,150,000, respectively.

         The fair value of each of the Company's stock option awards is estimated on the date of grant using a Black-Scholes option-pricing model that uses the assumptions noted in the table below. The fair value of the Company's stock Option awards is expensed on a graded vesting straight-line basis over the vesting period of the options, which is generally immediate. Expected volatility is based on an average of historical volatility of the company's stock. The risk-free interest rate for periods within the contractual life of the stock option award is based on the yield curve of a zero-coupon U.S. Treasury bond on the date the award is granted with a maturity equal to the expected term of the award. The expected term of awards granted is derived from historical experience under the Company's stock-based compensation plans and represents the period of time that awards granted are expected to be outstanding.

                          PENGE CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 12  CAPITAL STOCK AND OPTIONS (CONTINUED)

         The fair value of each option granted is estimated on the date granted using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants during the year ended June 30, 2005: expected dividend yields of zero, expected life of 5.6 years, expected volatility of 302.4%, and risk-free interest rates of 3.9%.

         A summary of the status of options granted at June 30, 2006, and changes during the period then ended are as follows:

                                                                      For the Year Ended
                                                                       June 30, 2006
                                                 ----------------------------------------------------------
                                                                                 Weighted
                                                                                  Average         Aggregate
                                                           Weighted Average      Remaining        Intrinsic
                                                  Shares    Exercise Price    Contractual Term      Value
                                                 -------   ---------------    ----------------    ---------
Outstanding at beginning of period               850,000   $       0.25          5.9 years
Granted                                                -              -
Exercised                                         (5,000)          0.30
Forfeited                                                             -
Expired                                                               -

Outstanding at end of period                     845,000   $       0.25          4.9 years         $378,000

Vested and expected to vest in the future        845,000   $       0.25          4.9 years         $378,000

Exercisable at end of period                     845,000   $       0.25          4.9 years         $378,000

Weighted average fair value of options
granted                                                -   $          -
                                                --------

         The Company had no non vested options at the beginning of the period. At June 30, 2006 the Company had no non vested options resulting in no unrecognized compensation expense.

         The total intrinsic value of options exercised during the year ended June 30, 2006 and 2005 was $2,000 and $760,000 respectively. Intrinsic value is measured using the fair market value at the date of exercise (for shares exercised) or at June 30, 2006 and 2005 (for outstanding options), less the applicable exercise price.

         During the years ended June 30, 2006 and 2005, the Company received cash of $31,977 and $30,223 and recorded a subscription receivable of $0 and $389,777 upon the exercise of awards. The Company realized no tax benefit due to the exercise of options as the Company had a loss for the period and historical net operating loss carry forwards.

                          PENGE CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 12  CAPITAL STOCK AND OPTIONS (CONTINUED)

         Common shares issued upon exercise of options are issued from available authorized but unissued common shares. As of June 30, 2006, the Company has no plans to repurchase common shares issued upon exercise of options.

         A summary of the status of stock options outstanding at June 30, 2006 is presented below:

                          Options Outstanding                        Options Exercisable       T
------------------------------------------------------------------------------------------------
    Range of        Number      Weighted Average  Weighted Average    Number    Weighted Average
                                   Remaining
Exercise Prices   Outstanding   Contractual Life   Exercise Price   Exercisable  Exercise Price
------------------------------------------------------------------------------------------------
     $ 0.10         200,000         6.4 years      $       0.10         200,000  $       0.10
       0.30         645,000         4.5 years              0.30         645,000          0.30
===============  =============  =================  ===============  ===========  ===============
   $0.10-0.30       845,000         4.9 years      $       0.25         845,000  $       0.25
---------------  -------------  -----------------  ---------------  -----------  ---------------

NOTE 13  INCOME TAXES

         The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Which requires the Company to provide a net deferred tax asset or liability equal to the expected future tax benefit or expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carryforwards.

         At June 30, 2006 and 2005, the total of all deferred tax assets is approximately $804,000 and $543,000 and the total of all deferred tax liabilities is $191,000 and $104,000. The amount of and ultimate realization of the benefits from the deferred tax assets is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined. Because of these uncertainties surrounding the realization of the NOL carryforwards, the Company has established a valuation allowance of approximately $613,000 and $439,000 at June 30, 2006 and 2005. The change in the valuation allowance for the year ended June 30, 2006 and 2005 was approximately $174,000 and $371,000.

         At June 30, 2006 and 2005, the Company has available unused net operating loss carryforwards of approximately $4,650,000 and $3,055,000 respectively, which may be applied against future taxable income and which expire in various years through 2026. Also, the Company has unused capital loss carryovers at June 30, 2006 and 2005 of approximately $81,000 and $73,000, respectively, which expire in various years through 2009.

                          PENGE CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         The temporary differences, tax credits and carryforwards gave rise to the following estimated deferred tax asset at:

                                                               June 30,
                                                          2006           2005
                                                        ---------     ---------
                  Net operating loss carryover          $ 790,000     $ 530,000
                  Capital loss carryover                   12,000        11,000
                  Excess of tax over book basis
                   of intangible assets                     2,000         2,000
                  Excess of book over tax basis
                   of fixed assets                       (191,000)     (104,000)
                  Valuation allowance                    (613,000)     (439,000)
                                                        ---------     ---------
                           Total deferred tax asset     $      --     $      --
                                                        ---------     ---------


     The estimated components of income tax expense (benefit) from continuing operations for the years ended June 30, 2006 and 2005 consist of the following:

                                                                     2006            2005
                                                                   ---------      ---------
                  Current income tax expense (benefit):
                    Federal                                        $      --      $      --
                    State                                                 --             --
                                                                   ---------      ---------
                       Current tax expense                                --             --
                                                                   ---------      ---------
                  Deferred tax expense (benefit) arising from:
                    Excess of tax over financial
                       accounting depreciation                     $  87,000      $  53,000
                    Capital loss carryover                            (1,000)        (6,000)
                    Accrued compensation                                  --          6,000
                    Net operating loss carryover                    (260,000)      (424,000)
                    Valuation allowance                              174,000        371,000
                                                                   ---------      ---------
                       Net deferred tax (benefit)                  $      --      $      --
                                                                   ---------      ---------

         Deferred income tax expense/(benefit) results primarily from the reversal of temporary timing differences between tax and financial statement income.


                                       F-35


                          PENGE CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 13  INCOME TAXES

     A reconciliation of income tax expense at the federal statutory rate to income tax expense at the company's effective rate is as follows:

                                                                      June 30,     June 30,
                                                                        2006         2005
                                                                      --------     --------
         Computed tax at the expected statutory rate                   (15.0)%      (15.0)%
         State and local income taxes, net of federal benefit           (4.7)        (4.7)
         Compensation due to options                                     -          (13.00)
         Valuation allowance                                            19.7         32.67
                                                                      --------     --------
              Effective income tax rates                                 0.0%         0.0%
                                                                      --------     --------

NOTE 14  LOSS PER SHARE

         The following data shows the amounts used in computing loss per share:

                                                                       June 30,
                                                                 2006            2005
                                                              -----------    -----------
                  Loss from operations available to
                  common shareholders (numerator)             $(1,207,760)   $(1,370,474)
                                                              -----------    -----------
                  Weighted average number of common
                  shares outstanding used in loss per
                  share for the period (denominator)           23,793,625     15,304,956
                                                              -----------    -----------


         At June 30, 2006, the Company had outstanding options to purchase 845,000 shares and notes payable convertible into 4,703,767 shares which were not used in the computation of loss per share because their effect would be anti-dilutive. At June 30, 2005, the Company had outstanding options 850,000 shares and notes payable convertible into 5,188,623 shares which were not used in the computation of loss per share because their effect would be anti-dilutive

NOTE 15  RELATED PARTY TRANSACTIONS

         RELATED PARTY ADVANCES - During the years ended June 30, 2006 and 2005, officers/shareholders of the Company and their relatives have made advances to the Company and the Company has repaid the advances as funds have been available. During the year ended June 30, 2006, officers/shareholders of the Company and their relatives made advances totaling $244,853 and the company repaid advances totaling $65,618. Since the Company owed $5,144 from prior-year advances, the remaining balance owed to the officers/shareholders of the Company and their relatives at June 30, 2006 is $184,380.

                          PENGE CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 15  RELATED PARTY TRANSACTIONS (CONTINUED)

         During the year ended June 30, 2005, officers/shareholders of the Company and their relatives have made advances to the Company and the Company has repaid the advances as funds have been available. During the year ended June 30, 2005, officers/shareholders of the Company and their relatives made advances totaling $149,798 and the company repaid advances totaling $154,888. Since the Company owed $10,234 from prior-year advances, the remaining balance owed to the officers/shareholders of the Company and their relatives at June 30, 2005 is $5,144.

         CONSULTING SERVICES - During the years ended June 30, 2006 and 2005, respectively, the Company paid a relative of an officer/shareholder of the Company $0 and $10,250 for consulting services.

         MANAGEMENT COMPENSATION - For the years ended June 30, 2006 and 2005, respectively, the Company expensed $132,250 and $309,732 as salary to the Company's Chief Executive Officer. At June 30, 2006 and 2005, respectively, the Company owed $10,620 and $5,667 to the Chief Executive Officer for accrued salary.

         For the years ended June 30, 2006 and 2005, respectively, the Company expensed $132,250 and $274,609 as salary to the Company's Chief Financial Officer. At June 30, 2006 and 2005, respectively, the Company owed $15,930 and $5,667 to the Chief Financial Officer for accrued salary.

         EMPLOYEES - For the years ended June 30, 2006 and 2005, respectively, the Company expensed $60,250 and $59,236 as salary to an employee of the Company who is the spouse of an officer/shareholder of the Company. At June 30, 2006 and 2005, respectively, the Company owed $2,540 and $1,847 to this employee for accrued salary.

         For the years ended June 30, 2006 and 2005, the Company expensed $71,875 and $62,437 as salary to an employee of the Company who is a relative of an officer/shareholder. At June 30, 2006 and 2005 respectively, the Company owed $3,282 and $2,800 to this employee for accrued salary.

         For the years ended June 30, 2006 and 2005, the Company expensed $108,510 and $15,162 as salary to employees of the Company who are former owners of S&S Subsidiary and shareholders of the Company. At June 30, 2006 and 2005 respectively, the Company owed $4,100 and $1,478 to theses employees for accrued salary.

                          PENGE CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 16  CONCENTRATIONS

         ACCOUNTS RECEIVABLE - At June 30, 2006, 41% of the Company's accounts receivable was owed by three customers. At June 30, 2005, 17% of the Company's accounts receivable was owed by one customer. The following table lists the percent of the receivables owed by those customers that accounted for 10% or more of the total accounts receivable at June 30, 2006 and 2005 respectively:

                                             2006             2005
                                        -------------     -------------
                        Customer A           17%                *
                        Customer B           14%              17%
                        Customer C           10%                *
                           * Customer did not account for 10% or more of total
                                    accounts receivable

         REVENUES - During the years ended June 30, 2006 and 2005, respectively, the Company had a significant customer which accounted for 20% and 35% of the Company's total sales. The loss of this significant customer could adversely affect the Company's business and financial condition.

NOTE 17  COMMITMENTS AND CONTINGENCIES

         DERIVATIVE LIABILITY FOR THE REDEMPTION OF COMMON STOCK - The Company has a convertible note payable which is convertible into common stock at $.30 per share. At the time of conversion, the creditor can require the Company to redeem any amount of the shares issued in the conversion at $.345 per share. At June 30, 2006, the Company owed $370,125 in principal and $4,563 in accrued interest on the note. If the note had been converted into stock on June 30, 2006, then the Company would have issued 1,248,961 shares of common stock which would have been redeemable at the creditor's option for $430,892. The Company has recorded a remaining contingent derivative liability of $56,203 associated with the option.

         EMPLOYEEMENT AGREMENTS - We have entered into employment agreements dated February 15, 2005 with each of Kirk Fischer, our CEO and Chairman, and KC Holmes, our President and a director, governing their employment us. Under the agreements, which have a fixed term of five years, we are required to pay a base salary of $132,000 per year, subject to increase beginning on July 1, 2006 of an amount equal to the greater of 3% of the prior base salary or 1% of base salary for every 10% increase in revenues over the prior fiscal year. We agreed to pay each a one-time bonus of 500,000 shares of common stock in 2005 (for bonuses not paid in 2002, 2003 and 2004), a bonus of $2,000 for each $100,000 in revenue growth Fiscal 2005 over Fiscal 2004, and for Fiscal 2006 through the fiscal year ended June 30, 2009, a bonus of $1,000 for each $.001 per share in earnings growth achieved over the prior year (provided that the measurement shall begin at zero if prior year earnings per share was negative). Each is also entitled to standard employee benefits and a $500 monthly car allowance. Upon termination by the Company of each of their employment with or without cause, the Company is required to continue to pay the employee's then-current base salary throughout the five-year term of the agreement, and all of the employee's stock options immediately and automatically vest in full.

         We have entered into an employment agreement dated February 15, 2005 with James Fischer, our Vice President of Operations for Arizona Tree Farm operations and a director, governing his employment with us. Under the agreement, which has a fixed term of five years, we are required to pay a base salary of $75,000, subject to a 5% increase per year. We agreed to pay each a one-time bonus of 50,000 shares of common stock in 2005 (for bonuses not paid in 2002, 2003 and 2004), a bonus of $7,200 for Fiscal 2005 and a bonus of 10% of base salary condition upon successful management of our Major Trees Tuscon Farm. Mr. Fischer is entitled to standard employee benefits and a $500 a month car allowance. Upon termination by the Company of his employment with or without cause, the Company is required to continue to pay the employee's then-current base salary throughout the five-year term of the agreement, and all of the employee's stock options immediately and automatically vest in full.

         We have entered into an employment agreement dated March 1, 2005 with Curtis Schmid, the President of our S&S Plant Farm pursuant to which we have agreed to pay him a base salary of $48,000 per year, pay bonuses at our discretion and provide standard benefits. The agreement has a fixed term of five years. Upon termination by the Company of his employment with or without cause, the Company is required to continue to pay the employee's then-current base salary throughout the five-year term of the agreement, and all of the employee's stock options immediately and automatically vest in full.

NOTE 18  GOING CONCERN

         The accompanying financial statements have been prepared in conformity with generally accepted accounting principles of the United States of America, which contemplate continuation of the Company as a going concern. However, the Company has current liabilities in excess of current assets, incurred significant, recurring losses and has not generated positive cash flow from operating activities. These factors raise substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is proposing to raise any necessary additional funds not provided by operations through loans or through additional sales of their common stock or through possible business combinations. There is no assurance that the Company will be successful in raising this additional capital or in achieving profitable operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

                          PENGE CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 19  SUBSEQUENT EVENTS

         COMMON STOCK ISSUANCE - In July 2006, the Company issued 45,714 shares of their previously authorized but unissued common stock for cash of $32,000, or $.70 per share.

         SECURED NOTES PAYABLE - In August 2006, the Company issued a $60,000 note payable. The note is secured by 4,611 trees which are part of the Company's inventory. The note accrues interest at 24% per annum and is due December 2006.

         In July 2006, the Company issued a $150,000 note payable. The note is secured by 400,000 shares of the Company stock held by the CFO. The note accrues interest at 24% per annum and is due November 2006.

         NOTES PAYABLE - In September 2006, the Company issued $80,000 in notes payable. The notes accrue interest at 24% per annum and are due January 2007.

         In August 2006, the Company issued $70,000 in notes payable. The notes accrue interest at 24% per annum and are due November 2006.

         In July 2006, the Company issued a $30,000 note payable. The note accrues interest at 24% per annum and is due October 2006.

         ACQUISITION - In August 2006, the Company entered into a real estate contract to purchase 3.8 acres and buildings in Odessa, Texas for $760,000.